


# Franklin®
Electronic Publishers

# ANNUAL REPORT
*March 31, 2007*

Franklin®
Electronic Publishers

July 19, 2007

TO OUR SHAREHOLDERS:

Fiscal 2007 was a disappointing year. While the year started off with encouragement and excitement, we met with grave disappointments primarily in our domestic market.

With a much brighter outlook ahead it's important to understand and address what went wrong and what went right, and what we've learned in order to build your confidence in our future.

**Financial results and accomplishments**:

Our year-over-year sales and profits declined significantly, with the primary miss being in our North American domestic market. While our North American Direct Marketing efforts ran well ahead of the prior year, it was not enough to offset the downturn we faced with several major retailers. This downturn was underscored by a major customer going through its own internal struggles and as they re-evaluated their own future direction, they ceased ordering any Franklin product during the key June quarter. While they did re-commence ordering in October, we could not recoup the lost sales of the missed back-to-school season. The loss of yearly promotional placement at another major retailer where we were unable to meet their value requirements (although we continued to actively sell them other products) contributed to our disappointing results. In addition, a poor performing new model, despite receiving outstanding press, required significant mark-down allowances due to misses in price point, channel and "go to market" strategy.

Our year over year comparison was also impacted by the inclusion in prior year sales of $3.5 million from two multi-year technology development and licensing agreements.

While it is more difficult for us to address external challenges similar to the ones that our retailers face, we have to continuously develop new, fresh and exciting products to be a key supplier to each and every one of our retailers. We have implemented changes in our product planning process to assure that we have a correct go-to-market strategy and that we maintain channel discipline through an improved understanding of each retailer and their customers. These changes will minimize the downside of new model performance yet still maximize the potential benefit.

This year-over-year loss in the North American sector was not in all channels of distribution. Our sales in the direct marketing channel grew as did sales into the book channel, and this channel will be an important product and market focus in the future.

We continue to show increased revenue in our international operations where we expect to see even stronger growth in the coming year.

Our balance sheet remains strong with over $6.5 million in cash, in addition to our existing credit facility, which together can be used to fuel our internal and external growth initiatives.

**New Products**:

We launched 16 new products during FY 2007. Our US launch was spearheaded by the TGA-490, a 12 language speaking global translator which was a winner of the Cherry Picks award for new technology at the 2007 CES show. While this product did not commence shipping until the end of February, it has received strong global acceptance and is exceeding our budgeted sales targets. It carries an MSRP of $229 and combines a unique sliding keyboard design, with Romanized translations for the western traveler to be able to phonetically pronounce foreign character sets like Asian languages and real human voice recordings of all words and phrases in each of 12 languages.

During FY 2007 we launched two products into the Japanese market, using our new Unified Architecture, for distribution through our partnership with Seiko Instruments, Inc. (SII). These e-dictionaries were the first products that provide Japanese users' customizable content, PC connectivity and expandability. While our partnership with SII was initiated for our entry into Japan, the largest e-dictionary market in the world, we have since modified this distribution arrangement and we will continue with additional new products and other distribution partners to penetrate this important market.

Another dozen products were launched in the UK and Continental Europe, both broadening and freshening up our offerings in these competitive markets where we are one of the dominant players.

**The Year Ahead:**

We are seeing increased success with our efforts of driving products to higher price points such as the new 12 language speaking translator, our Japanese product launches and many of the new products for the greater German market. These new higher price products in markets where the need for language based products continues to grow differ greatly from the lower price products traditionally sold in mass channels in North America. Earlier this year, we saw a rebound in North America through newly launched versions of our Speaking Merriam-Webster's Collegiate Dictionary, 11th Edition, our Speaking Merriam-Webster's Spanish-English Dictionary, and for the first time two major retailer customers moved into higher price point products that they resisted in the past. The sell through at these higher price points, albeit it is early in the game, has been quite favorable.

I believe that FY 2008 will mark a turn around for our company. Both our first quarter revenues and our forward placement should assure an increase in our North American sales. We've secured promotional placement once again with that "other" retailer I referred to earlier and have forward commitments in our international sector, where we anticipate an increase in our year over year sales of 15% or more.

We have just reached a settlement with SII where they will make a one time payment to us of $3 million to terminate their purchase commitments to us as well as terminating our purchase commitments to them. Our partnership with SII was premised on the opportunity that we saw in Asia. That opportunity continues to exist and we are pursuing it with other distribution partners.

We intend to uniquely position ourselves in key markets such as Asia, especially those where we are a new player in a competitive market. Since Korea has more product convergence than any other market, we are focused on product and market segments in Korea in which the competition is weaker. FY 2008 has already marked the year in which we have successfully launched two new English language learning products into the Korean market for children, and we will continue to expand this product line and introduce additional products for the Korean and other Asian markets.

I've mentioned many times before the growth of worldwide language learning and how Franklin intends to transition its products from language learning aids such as dictionaries to language learning solutions. During FY 2007, Franklin entered into an agreement with *digital publishing*, a preeminent worldwide provider of language learning software and we will be launching a new exciting line of color screen, full English language learning course devices beginning later this year. These products take the user through a course much like one that they would take in an educational institution, immersing the learner with engaging and market proven multimedia content. This will allow the learner to be truly un-tethered from the classroom or PC.

We have also greatly expanded our business development team. In April, Mark Winter joined us to head our Proximity Licensing Division and Thomas Chow joined us to lead our Asian Business Development efforts.

Our confidence in our growth and return to profitability in FY 2008 is not based on any new product(s) launching later this year, although these may be part of the story. Instead it's based on new product offerings that have already taken place, promotional placement that has already been committed to, and forward orders from major overseas customers. Morale is high and you can feel the impact that knowing that "this is our year" is having on each and every one of our employees.

This is, finally, the year in which we believe it's our time and all of us at Franklin are committed to the success of this current year and to building the platform of success for the years to come. I once again look forward to seeing you at the upcoming Shareholders' Meeting where we can make our confidence yours.

On Behalf of our Directors, Officers and Employees,



Barry J. Lipsky
President and Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File No. 001-13198

# FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

**(Exact Name of Registrant as Specified in Its Charter)**




| **Pennsylvania** | **22-2476703** |
|---|---|
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |
| **One Franklin Plaza, Burlington, New Jersey** | **08016-4907** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(609) 386-2500**

**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Exchange Act:**
**Common Stock, par value $.01**
**Securities registered pursuant Section 12(g) of the Exchange Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 15, 2007 approximately 8,217,921 shares of common stock of the registrant were outstanding and the aggregate market value of common stock held by non-affiliates was approximately $14,277,127.

Specified portions of the registrant's Proxy Statement for its 2007 annual meeting of shareholders are hereby incorporated by reference into Part III of this Form 10-K.

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**

**INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FISCAL YEAR ENDED MARCH 31, 2007**

**ITEMS IN FORM 10-K**

*This 2007 Annual Report on Form 10-K contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent and belief or current expectations of Franklin and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, the timely availability and acceptance of new electronic books, and other electronic products, changes in technology, the successful integration of any acquisitions, the impact of competitive electronic products, the management of inventories, dependence on key licenses, titles, and products, dependence on third party component suppliers and manufacturers, including those that provide Franklin-specific parts, and other risks and uncertainties that may be detailed herein, and from time-to-time, in Franklin's other reports filed with the Securities and Exchange Commission. Franklin undertakes no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.*

# PART I

## ITEM 1. *BUSINESS*

Franklin Electronic Publishers, Incorporated ("Franklin", the "Company", "we", "us", or "our") designs, develops, publishes and distributes electronic information on handheld devices, memory media cards, and via internet downloads. We also design, develop, and license to third parties, linguistic technology, such as spelling error detection software in thirty-six languages, for use in application software, electronic products and on the internet.

We believe we are one of the world's largest designers, developers and publishers of electronic reference books, having sold more than thirty-nine million handheld devices since 1986. Our handheld devices are battery-powered platforms with liquid crystal displays (LCD) that incorporate the text of a reference work, such as a dictionary. We own or have licenses to publish in electronic format more than one hundred reference titles, including monolingual and bilingual dictionaries such as *Merriam-Webster's Collegiate*® *Dictionary*, the *Holy Bible*, entertainment-oriented publications (such as The Official Scrabble® Dictionary), and educational publications such as The Princeton Review Pocket Prep Handheld for the new, significantly revised Scholastic Aptitude Test (SAT) and American College Test (ACT). In addition, we own or have licenses to distribute in electronic format, either directly or through third parties, more than forty-one thousand titles, including reference works and general literature, via internet download.

We marketed our first handheld reference device, the Spelling Ace® spelling corrector, in 1986. We believe that the Spelling Ace device was one of the first electronic books marketed in the United States. Beginning in 1987, we began marketing increasingly sophisticated electronic versions of thesauruses and dictionaries and, in 1989, the first handheld electronic version of the *Holy Bible*. In 1992 we introduced a line of updateable handhelds through a proprietary memory card system; in 2003 we introduced a Pagemark series as a companion to printed material; in 2005 we introduced our Pocket Prep for the new SAT; and in 2007 we introduced our 12 language speaking translator.

The Company was incorporated in 1983 in the Commonwealth of Pennsylvania as the successor to a business commenced in 1981. The Company's principal executive offices are located at One Franklin Plaza, Burlington, New Jersey 08016-4907, and its telephone number is (609) 386-2500.

## COMPETITIVE ADVANTAGES

We believe that we have the following competitive advantages:

- *Efficient and Cost-Effective Manufacturing Process.* We control the entire manufacturing process of our products, from design to shipping, but do not own actual manufacturing facilities. This "virtual manufacturing" model enables us to produce our products in the most cost-effective manner by allowing us to outsource the manufacturing and assembly functions to third parties which meet our cost and quality standards. In this way, we maintain a high degree of flexibility and adaptability in our product sourcing operations with minimal capital invested and, due to the use of multiple factories in various Asian countries, we are able to maintain competitive manufacturing costs.

- *Strong Share in Electronic Reference Books.* We believe that we are the pre-eminent company in the handheld electronic reference market in North America, Europe and certain other international markets such as Australia and the Middle East where we have significant market share. Over the past twenty-one years, we have sold more than thirty-nine million handheld devices worldwide.

- *Breadth and Strength of Distribution.* We distribute our products through approximately 45,000 retail outlets in approximately fifty countries and through the internet and catalog mailings direct to customers. We also use direct channels to serve specialty markets, such as the professional, educational and customized application markets. In the educational market, our electronic books are used in tens of thousands of schools throughout the United States. With the success of our electronic Holy Bible, we have achieved substantial sales in the spiritual market, with our products currently distributed through Christian-affiliated bookstores.

- *Technological Leadership in Electronic Books.* We have significant expertise in providing high quality content and functionality through cost-effective hardware designs of electronic information products. We design and have manufactured for our use proprietary microprocessors. Our products combine speech and sophisticated technology with a user-friendly interface designed for convenient and rapid retrieval of data. Our ability to compress data and to design systems that permit quick and intelligent information retrieval enables us to offer compact products with high functionality. For example, we store the *Merriam-Webster's Collegiate Dictionary, 11th Edition*, which fills up thirty-seven megabytes of memory space, into the memory space of only nine megabytes, which also includes sophisticated search and retrieval functionality. We have been able to manufacture higher performance products at competitive costs due in part to declining prices of memory chips. Our vertically integrated research and development effort, devoted to developing both the hardware and software for our products, also enables us to utilize cost-minimizing technologies such as custom chips which combine the functions of many components into a single chip. As a result, the cost of our products to consumers has decreased over the years to prices approaching those of print versions of reference publications, offering consumers added functional value at attractive price points.

- *Long-standing Relationships and Licenses with Many Top Publishers.* We have electronic rights to over 100 reference titles, including several versions of English and bilingual dictionaries, Bibles, test preparation, entertainment-oriented publications, children's language learning devices and encyclopedias. We obtain our licenses from a variety of well-established publishers such as Merriam-Webster, Harper Collins, Editions Larousse, Langenscheidt KG and Ernst Klett International. These licenses are supported by long-standing relationships with the publishers, providing us with a significant competitive advantage. In the past several years we have increased the scope of our licenses to publish and/or distribute eBooks to cover over 41,000 titles including titles from well known trade publishers such as St. Martin's Press, McGraw Hill, Time Warner, Random House, Harper Collins and others.

**BUSINESS STRATEGIES**

We were the first, and strive to be the best, in electronic books focusing on linguistic solutions. Our strategy to fulfill that mission is to leverage our leading market position by exploiting the following opportunities:

- *Consumer Driven Product Development and Marketing.* While we have built strong distribution for our major products, we continue to believe that further opportunities lie in our ability to take a more solution driven approach to product development. We believe a better understanding of our customers' language learning challenges will allow us to provide better solutions and increase sales, accelerate sell through at retail and lead to successful new product introductions. We have initiated a solution driven product category management process to further exploit additional opportunities in our core markets including language learning, bible, test preparation and entertainment-oriented publications. For example, our *PageMark Dictionary*™ has been well-received in the marketplace and won top honors in Personal Electronic Design at the Design and Engineering Showcase at the 2004 Consumer Electronics Show (CES). Our Pocket Prep for the new SAT won the Best of Innovations award in Personal Electronic Design at the 2005 CES show and our 12 language speaking translator won the Cherry Picks award for new technology at the 2007 CES show. We regularly conduct consumer research to better understand our customers' needs to be able to expand our solution-based product offerings in these markets.

- *Continuing Upgrade of Core Products.* Our core product line continues to represent the major portion of our revenue. Dictionaries, spell correctors, translators, test preparation devices, entertainment-oriented publications, and Bibles have been our mainstream consumer electronics products. We intend to continue to upgrade and enhance our core products and to develop improved language learning solutions.

- *Investment in Marketing.* To date, we rely heavily on cooperative advertising with our key retailers and on advertising in targeted local markets and the US Hispanic market. We have engaged in only limited advertising on the national level.
- *Growth in Selected International Markets.* We have had success in selling our products directly through wholly-owned local subsidiaries in selected international markets, and through distributors in other markets. We began sale of our products in Asia during fiscal 2006. We anticipate that our international sales will continue to provide a significant portion of our revenue as the "English Learning" market continues to expand on a global basis.
- *Exploitation of OEM and Licensing Opportunities.* Original Equipment Manufacturer ("OEM") opportunities are business agreements pursuant to which we develop products, software, and technology for resale or use by specific customers. We have such agreements in certain markets and will seek to broaden our activities to other domestic and international markets. We believe our OEM business can be expanded as we upgrade existing and develop new open system platforms. We also license, through our Proximity Technology Division, linguistic solutions software, such as spelling error detection and correction, hyphenation correction and thesaurus functions in connection with databases of words in thirty-six languages, to pre-eminent companies such as Adobe Systems Incorporated, Sun Microsystems, Inc., Apple Computer, Inc. and HCA Information Technology & Services, Inc.
- *Use of the Internet to Distribute Handheld Reference Devices and Content.* We distribute our handheld devices and e-Books on our website (franklin.com) and other third party websites. We have developed hardware platforms to provide for portable use of content delivered from our website and other third party websites.

## PRODUCTS

### Electronic Books

*Dictionaries*

Our electronic spelling products (the "Spelling Ace®" line) operate as phonetic spelling error detectors and correctors, puzzle solvers, word list builders and word finders. These products permit the user to obtain the correct spelling of a word that the user does not know how to spell correctly. For example, if the user phonetically types in "krokodyl," the book will display a list of seven words including, as the first choice, "crocodile." We market various versions in the Spelling Ace line incorporating different databases such as both American and British English and foreign language correctors.

Our top-of-the-line electronic dictionary in the U.S. market is *Merriam-Webster's Speaking Collegiate Dictionary, 11th Edition* which contains more than 200,000 words with clear and concise definitions, as well as parts of speech, hyphenation points and different word forms (inflections). All of our electronic dictionaries provide phonetic spelling correction and many provide thesaurus features as well. For example, if a user enters the word "baffled," the thesaurus will display eleven different synonyms, including "frustrated," "disappointed" and "foiled."

We market versions of our dictionaries that use digitally recorded and compressed speech, which provides for a more natural sounding voice and dictionaries that use speech synthesis circuitry (based on text to speech technology in which algorithms are used to convert text into sound) which allow our products to pronounce, in computer generated speech, relevant words contained in the various databases.

Our line of products also includes bilingual dictionaries, most of which contain more than 200,000 words in both English and either Spanish, French, German, Italian, Arabic, Japanese, Korean or Hebrew. Each provides complete translations, definitions, verb conjugations and a gender guide, and plays a variety of language learning games to help engage users while learning the language. Our Spanish/English dictionaries are marketed in versions with and without speech compression or synthesis for both Spanish and English words. Many of the other bilingual dictionaries are equipped with speech compression or synthesis for the English or even foreign language words. We currently market a French/German dictionary and bilingual dictionaries for several other languages, including other language pairs that do not include English, such as German/Italian and French/Spanish.

We have a speaking dictionary designed to facilitate use by blind, visually impaired or learning disabled individuals, as well as others with special needs. This dictionary incorporates speech technology which pronounces every word at user adjustable volumes and speeds. In addition, this dictionary is equipped with full audio feedback, which allows every key on the keyboard to speak its letter or function. Other features include a keyboard with high-contrast lettering and raised locator dots, a large high-contrast screen with adjustable fonts and headphones.

*Children's Products*

Since 1990, we have successfully sold children's versions of our reference products. In 1997, we introduced a new line of children's products which includes the Homework Wiz electronic dictionary with a text-to-speech voice synthesizer enabling the product to speak both words and definitions. In 2005, we introduced a speaking Spanish-English dictionary, and in 2007 we introduced the first of a series of children's products for the Korean market.

*Test Preparation*

In April 2005, we began shipping an all new SAT Prep device to coincide with a significant revision of the SAT. Our Princeton Review Pocket Prep™ device features test taking techniques, full-length practice exams with complete answers and explanations, a test timer to improve time management, personal diagnostic reports to identify score improvement opportunities, and practice drills and flash cards for efficient studying. The product was specifically designed to allow high school students to take the product anywhere for convenient study and is based on The Princeton Review's "Cracking the SAT" printed book. This product marks our entry into the standardized test preparation market. In May, 2006 we updated the SAT prep device to also include the ACT. In June 2006, we began to ship into the Japanese market a reference suite of Japanese-English bilingual dictionaries which includes Test of English for International Communication (TOEIC) based on the Princeton Review's "Cracking the TOEIC" printed book.

*The Holy Bible*

Our electronic Holy Bible is a handheld edition of the entire text of the Holy Bible, which allows for retrieval of text by searches based on single words, word groups or synonyms. For example, a search for the words "valley" and "shadow" will retrieve the Twenty-third Psalm. Because of its built-in ability to conduct full-text word searches, the Franklin Bible is a fully automated concordance. We sell the Bible on our BOOKMAN platform and on cards designed for use with our BOOKMAN platform as well as other formats. We sell both the King James and the New International versions of the Bible as well as a Bible Dictionary and Bible Concordance.

*Entertainment Titles*

We sell a variety of crossword puzzle solvers in both U.S and British English, which provide correct spelling for over 250,000 words and phrases from Merriam-Webster's Official Crossword Puzzle Dictionary and Chambers Concise Crossword Dictionary for use by word puzzle enthusiasts. In fiscal 2006, we sold a new handheld version of the Official Scrabble® Players Dictionary, a handheld version of Sudoku, the new numerical logic puzzle, and a sale to a third party OEM customer of backgammon, and some casino style games. We also sell versions of the Scrabble Players Dictionary in the French market. We continue to pursue opportunities to sell games and puzzles through our existing brands and distribution channels or to new OEM customers.

*Seiko® Products*

In fiscal 2004, we began to distribute handheld reference products in the United States under the Seiko® trademark. We currently distribute Seiko products, primarily dictionaries and translators in the United States. Three products account for approximately 90% of our sales of Seiko products.

In June 2004, we entered into agreements with Seiko Instruments, Inc. ("SII"), for SII to distribute Franklin branded reference products in Asia and for us to distribute Seiko branded reference products in Europe and Australia. An agreement was also signed with Seiko U.K. Ltd. to distribute our products in the United Kingdom. We began distribution of Seiko products in Australia in fiscal 2005 and began distribution of SII products in Europe in fiscal 2006.

The agreements provided for SII to purchase from us reference products for the Japanese markets over a five year period commencing in fiscal 2006 with a minimum purchase commitment of $20,000,000 during the period. Seiko has purchased $1,084 of reference products from us through March 31, 2007.

The agreement also provides for us to continue purchasing Seiko® reference products for distribution in North America for the five years ending March 31, 2009 with a minimum purchase commitment of $14,041,000 during the period. For the fiscal years ended March 31, 2007, 2006, and 2005, we purchased a total of $2,273, $1,075 and $1,775, respectively of Seiko® reference products. The penalty for the shortfall in our purchases in fiscal 2005 was waived by SII. A provision of $510 was made to provide for penalties related to the shortfall in our purchases for the year ended March 31, 2006. This provision was reversed during fiscal 2007.

We have been in settlement discussions with SII to modify or terminate these agreements, which resulted in the signing on June 13, 2007 of a non-binding Memorandum of Understanding under which, subject to concluding a definitive agreement, SII would provide consideration to Franklin in the amount of $3,000,000 as a one time payment in connection with the elimination of purchase commitments of both parties under the agreements. Any payments received pursuant to the definitive agreement will be reflected in our fiscal 2008 financial statements.

*International Titles*

We have developed and produced British English versions of our electronic reference products for international markets, particularly the United Kingdom and Australia. We have monolingual, bilingual, and multilingual electronic reference products for the French and German-speaking markets. We have omnibus agreements for publishing electronic reference products with major European publishers such as, Ernst Klett International, Editions Larousse, Langenscheidt KG, and Oxford University Press, under which Franklin has developed titles in handheld electronic platforms, electronic downloads and ROM cards. Larousse publishes dictionaries, thesauruses, encyclopedias and other works under the following well known trademarks: Larousse and Chambers.

**Linguistic Technology**

Through our Proximity Technology division, we design linguistic solutions software that perform spelling error detection and correction, hyphenation correction and thesaurus and dictionary functions in conjunction with databases of words in 36 languages and dialects. We license this software for use in various computer applications, which can be ported to work with any operating system. We currently have 43 licensing agreements in force which expire at various dates through 2011. Our customers include pre-eminent companies such as Adobe Systems Incorporated, Sun Microsystems, Inc., Apple Computer, Inc. and HCA Information Technology and Services Inc.

**Electronic Organizers**

In 1997, we began to sell a line of organizers and databanks under the ROLODEX® Electronics trademark which we had licensed late in 1996. Sales of ROLODEX® Electronics organizers and databanks have declined substantially during the last five years primarily because of the use of other devices, such as cell phones, personal computers, and PDA's , to perform organizer functions. Because of this decline, we recorded impairment charges of $11.1 million in fiscal 2002 and $1.5 million in fiscal 2005 to reflect the impairment of the value of the ROLODEX® Electronics mark.

**Translators**

We have developed and sell a line of handheld translator devices that incorporate a comprehensive list of English words and phrases useful to the traveler, with translations for each word and phrase in one or more languages such as: Spanish, French, German, Italian, and several Eastern European and Asian languages. Translations can be provided by these devices either visually on a display screen or by audible output. In 2007 we introduced a twelve language speaking translator featuring the following European and Asian languages: English, Spanish, French, German, Russian, Portuguese, Italian, Japanese, Korean, Mandarin Chinese, Dutch and Polish.

**Internet Enabled Content**

We offer approximately 14,000 titles, including versions of certain reference works from our website, franklin.com, for downloading to our own handheld devices and those using the Windows, Palm, Pocket PC, Windows CE, and Symbian operating systems popular with many electronics manufacturers.

## RESEARCH AND DEVELOPMENT

We have a group of 36 full-time persons working in offices in the US, Germany and Hong Kong who are focused on developing and enhancing core technology for both our hand held electronic devices and our Proximity Technology division. Our research and development focuses on linguistic solutions, content development, user interface and the underlying software applications that are key to our product range.

We maintain an internal development group of hardware and software engineers, linguists, quality specialists and project managers dedicated to our critical functions. They provide a technical base for sophisticated search and retrieval, correction, speech and compression algorithms over a wide range of hardware platforms developed both internally and externally.

We have entered into a software joint venture with a company in Hong Kong in order to provide additional support for the enhancement of our existing product range. In addition we contract for software and hardware development work in China, Russia, Malaysia and Taiwan. Total research and development expense was $4,401,000, $4,497,000, and $3,886,000, for the years ending March 31, 2007, 2006 and 2005, respectively.

## MANUFACTURING

We arrange for the assembly of our products by placing purchase orders with established third-party manufacturers in China and Malaysia. We believe that we could locate alternate manufacturers for our products if any of our current manufacturers are unable, for any reason, to meet our needs.

We design certain custom integrated circuits, which are manufactured by third parties for use in our products. We also create the mechanical, electronic and product design for our hardware platforms and design and own the tooling used in the manufacture of the majority of our products. Our electronic products are based on our proprietary microprocessors or general purpose microprocessors and custom ROM chips and general purpose static random access memory chips. We use Very Large Scale Integrations (VLSIs) that integrate our proprietary or general purpose microprocessors and custom-designed circuits in order to reduce the cost of the materials in our devices. In order to minimize the effect of any supplier failing to meet our needs, we generally attempt to source these parts from multiple manufacturers. In those cases where we choose to use a single source, alternative suppliers are generally available.

We utilize our subsidiary in Hong Kong to facilitate product development and management, component procurement, manufacturing, and quality control. On-site quality control inspection of electronic products is conducted by our employees in China and Malaysia. Our products are generally shipped at our expense to our facility in New Jersey, where we maintain inspection, quality control, warehousing and repair operations for distribution in the United States, and to similar facilities in Europe and elsewhere for our foreign operations.

## SALES AND MARKETING

*Domestic Sales*

Our products are marketed domestically through our own sales and marketing force, through independent sales representative organizations, which are supervised by our internal sales department, and through third party alliances. Our products are sold in approximately 34,000 retail storefronts in the United States. These are comprised of mass market retailers, bookstores, consumer electronics stores, office superstores, drug stores, specialty retailers and direct marketers. Our major retail partners include: Office Depot, Best Buy, Target, Staples, Borders, Radio Shack, Office Max, Circuit City, Wal-Mart, Costco, Sharper Image, Rite Aid and Amazon, Our products are promoted by our retail partners and are commonly found in seasonal displays, retail catalogs and national newspaper circulars. We also mail approximately 1,500,000 print catalogs each year to consumers and educational buyers. Consumers and educators can also purchase products directly by visiting our website at franklin.com or by calling 1-800-BOOKMAN. We promote our products in magazines, and newspapers as well as by a national radio campaign designed to promote our Spanish-English Dictionaries in the U.S. Hispanic market. We generally participate in and provide financial assistance for our retailers' promotional efforts, such as in-store displays, catalog and general newspaper advertisements. We also promote our products at various worldwide trade shows, including the Consumer Electronics Show, and advertise in trade magazines and on regional television and radio.

The "back to school" season (August to mid-September) and the Christmas selling season (October, November, and December) are the strongest selling periods at retail for our products.

Generally our orders are not on a backlog status. Customer orders are generally filled within a short time period other than customer displays during back to school and holiday seasons.

*International Sales*

We sell our products worldwide through wholly-owned local subsidiaries and a network of independent distributors. We have subsidiaries in France, Canada, Germany, Mexico and Australia, that market and distribute our products, which are specifically developed for these markets. In October 2004, we began to use Seiko U.K. Ltd. to distribute and market our products in the United Kingdom.

Our sales outside of the United States represented 39, 33, and 31 percent of total sales in the fiscal years 2007, 2006, and 2005, respectively.

*OEM Markets and Licensing Efforts*

We produce custom products for and license technologies to third parties. We have developed custom products including a speaking version of the *alMawrid*, an Arabic-English bilingual dictionary and an Oxford English-Hebrew Dictionary for sale in the Middle East. We continue to pursue opportunities for custom versions of our products. We also license our linguistic technology to pre-eminent companies such as Adobe Systems Incorporated, Sun Microsystems, Inc., Apple Computer, Inc. and HCA Information Technology & Services, Inc.

## PATENTS, TRADEMARKS AND COPYRIGHTS

We own more than twenty United States utility and design patents on our electronic reference products and a number of international patents on our products. We actively pursue the acquisition and enforcement of patent rights and, in furtherance thereof, maintain an ongoing program to apply for and prosecute patent applications and to enforce our rights in patents that issue therefrom.

We own certain trademark rights, including "Franklin®", "BOOKMAN®", "Spelling Ace®", "Wordmaster®", "Next Century®" "Pocket Prep", "Pagemark", and "Language Master" and have an exclusive license for the trademark ROLODEX® Electronics in the United States and various foreign countries.

Copyrights to certain word lists incorporated in our electronic books are the property of our licensors. We own copyrights in certain programs, word lists, and algorithms used in our electronic books.

## COMPETITION

We are the market leader in the United States for handheld reference books. We face various degrees of competition at different price points in the United States consumer market. We have a leading position in the European market where our main competitors include Lexibook, Hexaglot, Casio, and Sharp and we have just recently entered the highly competitive Asian markets.

Competitive factors for electronic reference products are product quality and reliability, functionality, price, performance, speed of retrieval, quality of underlying databases, quality of spelling correction, portability, marketing and distribution capability, service and corporate reputation. We believe we are a leader in respect of each such factor.

Our reference products enjoy a reputation for quality resulting from their content, hardware design and easy-to-use software applications. Our reference products are characterized by their capacity to permit the user to define the kind of information being sought and to provide information responsive to the user's request.

## AVAILABLE INFORMATION

We file annual, quarterly and current reports, information statements and other information with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is *http://www.sec.gov*.

## INTERNET ADDRESS

Our Internet address is *www.franklin.com.* We make available on or through our investors page from our web site, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, our annual proxy statement, and beneficial ownership reports on Forms 3, 4, and 5 and amendments to those reports as soon as reasonably practicable after this material is electronically filed or furnished to the SEC. We also make available, on our website, the charters of our Audit Committee, Stock Option and Compensation Committee, and Corporate Governance and Nominating Committee, a code of ethics that applies to our chief executive officer and chief financial officer, our principal executive officer and principal financial officer, respectively, and all of our other financial executives and a code of ethics applicable to all of our employees, officers and directors pursuant to SEC requirements and American Stock Exchange listing standards.

## EMPLOYEES

As of June 6, 2007, we employed a total of 177 people consisting of 104 in the United States, 32 in Asia, and 41 in international sales and marketing and data conversion subsidiaries in Europe, Australia, Mexico and Canada. None of our employees is represented by a union. We believe that our relations with our employees are satisfactory.

* * *

Merriam-Webster's and Collegiate are trademarks of Merriam-Webster, Inc.; Palm is a trademark of Palm Inc.; ROLODEX® is a registered trademark of Berol Corporation, a division of Newell Rubbermaid Inc.; and Britannica is a trademark of Encyclopedia Britannica, Inc.

## ITEM 1A. *RISK FACTORS*

We believe that the most significant risks to our business are those set forth below.

- *We are Dependent on Development of New Products and Titles.* We depend to a large extent on the introduction of successful new products and titles and enhancements of existing products to generate sales growth and replace declining revenues from certain older products and titles. We currently have several new products and titles under development; however, significant development efforts for a number of our proposed new products and titles will be required prior to their commercialization. A significant delay in the introduction of a new product or title could have a material adverse effect on our revenue or the ultimate success of the product or title. In addition, if revenues from new products and titles fail to replace declining revenues from certain existing products and titles, our operating results and growth could be adversely affected. There can be no assurance that new products and titles currently under development will be introduced on schedule, that they will gain market acceptance, that they will generate significant revenues, or that we will be able to introduce additional new products and titles in the future.
- *We May Not Maintain Optimal Inventory Levels.* Our lead times are necessarily long because of the custom nature of certain components and because most of our components are manufactured and assembled for us by third parties in Asia. Accordingly, production and procurement planning are critically related to our anticipated sales volume. Any significant deviation from projected future sales could result in material shortages or surpluses of inventory. Shortages could cause our distribution base to shrink as customers turn to alternative products. Inventory surpluses could cause cash flow and other financial problems, which might cause us to liquidate inventory at a loss. There can be no assurance that our forecasts of demand for our products will be accurate. Inaccurate forecasts, or unsuccessful efforts by us to cope with surpluses or shortages, could have a material adverse effect on our business.
- *We Could be Adversely Affected by Changes in Technology.* In general, the computer industry, and the electronics industry as a whole with respect to software and hardware, are subject to rapidly changing technology. Accordingly, the technology underlying our products may similarly be subject to change. The introduction of products embodying new technologies and the emergence of new industry standards could exert price and/or performance pressure on our existing products or render such products unmarketable or obsolete. Our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products, as well as additional applications for existing products, in each case on a timely and cost-effective basis, will be a critical factor in our ability to grow and remain competitive. There can be no assurance that technological changes will not materially adversely affect our business.

- *We Face Significant Competition.* The consumer electronics and handheld product markets are highly competitive and characterized by rapid technological advances and the regular introduction of new products or enhancements of existing products. We believe that we face various degrees of competition at different price points and in different geographical regions in these markets. Competitive factors include product quality and reliability, price, performance, brand awareness, marketing and distribution capability, service and reputation. There can be no assurance that companies, whether or not currently in the consumer electronics or handheld product markets, will not enter the markets in which we currently sell our products. There can be no assurance that other companies, currently in the consumer electronics industry, will not enter the electronic reference market. Many of such companies have greater capital, research and development, marketing and distribution resources than we do. If new competitors emerge or the existing market becomes more competitive, we could experience significant pressure on prices and margins.

- *We are Dependent on a Small Number of Suppliers and Manufacturers.* Certain integrated circuits essential to the functioning of our products are manufactured by a relatively small number of overseas or domestic suppliers. Missed, late or erratic deliveries of custom IC-ROMs and other parts could have a material adverse impact on the timing of new product deliveries as well as our ability to meet demand for existing products. If any one of the integrated circuit suppliers were unable to meet its commitments to us on a timely basis, such failure could have a material adverse effect on our business.

  Our products are assembled for us by third party manufacturers in Asia. The inability of any of these manufacturers to meet our delivery schedules could adversely affect our sales. Four manufacturers accounted for 75% of our inventory purchases during fiscal 2007. Political or economic instability could affect our production schedules.

- *We license Key Titles from Others.* We depend on licenses from a variety of well-established publishers such as Merriam-Webster, Harper Collins, Editions Larousse, Ernst Klett International and Langenscheidt KG for the right to distribute approximately 100 reference titles, including several versions of English and bilingual dictionaries, Bible related works, children's language learning devices, test preparation devices, entertainment-oriented devices and encyclopedias. If an existing license agreement covering certain of our core reference titles was terminated or not renewed, we would have to develop and introduce alternative or new titles, which could have a negative impact on our results of operations and profitability. We cannot guarantee that we will be able to extend the terms of our existing license agreements or that we will be successful in negotiating alternative or new license agreements.

- *Over 10% of Our Sales Come from One Product.* We derived 12% of our consolidated revenue for the fiscal year ended March 31, 2007 and 11% of consolidated revenue for fiscal year ended March 31, 2006 from one product under a license that expires in March 2008. We derived 11% of our consolidated revenue for the fiscal year ended March 31, 2005 from a different product under a license that also expires in March 2008. The licenses for these products have been renewed several times since 1993.

- *Our Intellectual Property Rights May be Challenged.* We own utility and design patents in the United States and other countries on our electronic books. There can be no assurance (i) that the claims allowed under any patents will be sufficiently broad to protect our technology, (ii) that the patents issued to us will not be challenged, invalidated or circumvented or (iii) as to the degree or adequacy of protection any patents or patent applications will afford. We also claim proprietary rights in various technologies, know-how, trade secrets and trademarks which relate to our principal products and operations, none of which rights is the subject of patents or patent applications in any jurisdiction. There can be no assurance as to the degree of protection these rights may or will afford us or that third parties will not obtain patent rights that may be interposed against our products.

- *We Are Subject To International Sales and Currency Fluctuations.* We expect that international sales will continue to constitute a material portion of our business. Our international business is subject to various risks common to international activities, including political and economic instability and the need to comply with both import and export laws, tariff regulations and regulatory requirements. There can be no assurance that political or economic instability in any given country or countries will not have an adverse impact on our overall operations. Approximately 27% of our fiscal 2007 sales were made in currencies other than the U.S. dollar, resulting in our being subject to the risk of fluctuation in currency values from period to period. We maintain a program of selling Euros at current rates for future settlement in order to protect the dollar value of sales generated by Euro based foreign subsidiaries. Although economic gains or losses on these contracts are generally offset by the gains or losses on underlying transactions, the Company seeks to minimize its foreign currency exposure on a macro basis rather than at the transactional level.

- *Almost 50% of Our Sales Come from our North American Consumer Division.* We derived 49% of sales from our North American Consumer Division in the fiscal year ended March 31, 2007. Seventy-five percent of these sales come from 10 customers. If any of these 10 customers were to discontinue buying from us, there is no assurance that we could replace the lost business by increasing sales to existing customers or by finding new customers.

### ITEM 1B. *UNRESOLVED STAFF COMMENTS*

NONE

### ITEM 2. *PROPERTIES*

In January 2006, we sold our 90,000 square foot headquarters building and adjacent land in Burlington, New Jersey for $10,300,000. We have leased back the building for a term of ten years and three months with an initial annual fixed rent of $736,760. The annual fixed rent is $716,797 in the current year and will be $758,230 in year three, $799,663 in year four, $917,560 in year five, $962,760 in year six, $1,007,960 in year seven, $1,053,160 in year eight, $1,098,360 in year nine, $1,143,560 in year ten and $297,190 in the three months thereafter. We realized a pre-tax gain of $4,920,000 on the sale, of which $4,781,000, representing the gain on the sale of the building, is being amortized over the period of the lease. We believe this facility will satisfy our foreseeable needs for office, laboratory and warehousing space. We also rent office and warehouse facilities in Germany, France, Hong Kong, Canada, Australia and Mexico.

### ITEM 3. *LEGAL PROCEEDINGS*

We are subject to litigation from time to time arising in the ordinary course of our business. We do not believe that any such litigation is likely, individually or in the aggregate, to have a material adverse effect on our financial condition.

### ITEM 4. *SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS*

NONE

### EXECUTIVE OFFICERS OF THE REGISTRANT

| NAME | AGE | POSITION |
|---|---|---|
| Barry J. Lipsky | 56 | President and Chief Executive Officer; Director |
| Arnold D. Levitt | 70 | Senior Vice President, Chief Financial Officer; Treasurer; Secretary |
| Matthew T. Baile | 43 | Vice President, Product Development |
| Michael A. Crincoli | 42 | Vice President, North American Operations |
| Kevin M. Port | 46 | Vice President, International Operations |
| Walter Schillings | 46 | Managing Director, European Operations |

Mr. Lipsky joined us as Vice President in February 1985. He was elected our Executive Vice President in 1997, our Interim President and Chief Operating Officer in April 1999 and our President and Chief Executive Officer in May 1999. Mr. Lipsky has been a Director or Managing Director of our Hong Kong subsidiary since its inception in 1985. Prior to joining us and from 1972, Mr. Lipsky was employed by Mura Corporation of Hicksville, New York, a designer and importer of consumer electronics products and custom components. During his tenure at Mura, Mr. Lipsky held a variety of senior management positions, including product development and procurement, culminating in his election as Vice President of Operations, the position he held just prior to joining us.

Mr. Levitt joined us in May 1999 as our Interim Chief Financial Officer and Treasurer and was elected our Senior Vice President, Chief Financial Officer and Treasurer in September 1999. Mr. Levitt had been engaged in consulting as a chief financial officer or senior business adviser for companies in a variety of industries since 1996. Prior to these consulting arrangements, Mr. Levitt was Executive Vice President and Chief Operating Officer of WICO Gaming Supply Corp. Mr. Levitt has owned or was employed as a chief financial officer of a number of companies and also worked in public accounting.

Mr. Baile joined us as Vice President, Product Development in December 2004. For twelve months prior to joining us, Mr. Baile was engaged in consulting as a senior business advisor or as Chief Operating Officer, assisting a number of consumer electronics companies with product development and outsourcing strategies in Asia. Previously, Mr. Baile spent six years with Lexibook SA, a listed French company where for the last three years he held the role of Chief Operating Officer. Between 1993 and 1997 he was Managing Director of Centaurus Limited, a Hong Kong based consumer electronics design and development consultancy.

Mr. Crincoli joined us in January 2000 as Vice President, North American Sales and was promoted to Vice President, North American Operations in October 2003. Prior to joining us, Mr. Crincoli was the Vice President of Sales for Delta Millenium for 18 months and spent four years with Broderbund Software where he held the position as Director of Sales for the last two years. Previously, Mr. Crincoli spent six years at Pioneer Electronics (USA), Inc. in various sales and marketing roles.

Mr. Port joined us in December 2004 as Vice President, International Operations. Prior to joining us, Mr. Port worked as an independent international business consultant for various consumer product organizations. From March 2002 to December 2003, Mr. Port was the Senior Manager, Japan Alliance Marketing at Mattel Inc. From April 2001 to March 2002, he operated an international business consulting practice. Previously, he was employed by the Ronson Corp. as the Director of International Business. Mr. Port started at Lander Co. Inc. in 1995 as the Director of Asia-Pacific Markets and during this 5-year tenure, the role expanded to include Africa and the Middle-East regions. Mr. Port has lived in Japan and worked in various roles with Reebok Japan, Kaimu Inc. and the Fujitsu Basic Software Corporation. He has been active in diverse international sales and marketing roles for consumer goods companies for more than 15 years.

Mr. Schillings joined us in April 1996 as Managing Director Germany and became Managing Director Central Europe in 2000. In August 2004, Mr. Schillings assumed responsibility for all of our business in Continental Europe managing multiple subsidiaries and distributors. Prior to joining us, Mr. Schillings owned his own business, SYSTECH GmbH.

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Company's common stock is traded on the American Stock Exchange (the "AMEX") under the symbol "FEP." The following table sets forth the range of the high and low closing sales prices as reported by the AMEX, as applicable, for the last two fiscal years:

| Quarter Ended | Sales | |
|---|---|---|
| | High | Low |
| June 30, 2005 | 3.75 | 3.25 |
| September 30, 2005 | 5.18 | 4.43 |
| December 31, 2005 | 3.85 | 3.48 |
| March 31, 2006 | 4.25 | 3.64 |
| June 30, 2006 | 3.70 | 2.75 |
| September 30, 2006 | 3.00 | 1.92 |
| December 31, 2006 | 2.31 | 1.62 |
| March 31, 2007 | 2.40 | 2.03 |

The approximate number of holders of record of the common stock as of June 15, 2007 was 803. The price at which the Company's common stock traded on June 15, 2007 was $2.40.

The Company has not declared cash dividends on the common stock and does not have any plans to pay any cash dividends on the common stock in the foreseeable future. The Board of Directors of the Company anticipates that any earnings that might be available to pay dividends on the common stock will be retained to finance the business of the Company and its subsidiaries.

## ITEM 6. *SELECTED FINANCIAL DATA*

The following tables should be read in conjunction with our consolidated financial statements and the notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operation" section appearing elsewhere herein.

| | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Statements of Operations Data** | | | | | |
| Sales | $ 52,213 | $ 59,622 | $ 62,146 | $ 61,836 | $ 65,592 |
| Cost of Sales | 28,321 | 29,605 | 32,167 | 32,306 | 35,963 |
| Gross Margin | 23,892 | 30,017 | 29,979 | 29,530 | 29,629 |
| Expenses: | | | | | |
| Sales and marketing | 15,880 | 17,165 | 16,816 | 17,166 | 17,098 |
| Research and development | 4,401 | 4,497 | 3,886 | 3,224 | 3,385 |
| General and administrative | 6,836 | 6,848 | 6,988 | 6,980 | 7,011 |
| Trademark Impairment | — | — | 1,531 | — | — |
| Total operating expenses | 27,117 | 28,510 | 29,221 | 27,370 | 27,494 |
| Operating Income (Loss) | (3,225) | 1,507 | 758 | 2,160 | 2,135 |
| Gain on sale of investment in MobiPocket | — | — | 1,781 | — | — |
| Interest expense, net | 207 | (122) | (273) | (452) | (424) |
| Other, net | (94) | 719 | 41 | 103 | (263) |
| Income (Loss) Before Income Taxes | (3,112) | 2,104 | 2,307 | 1,811 | 1,448 |
| Income Tax (Benefit) Provision | 68 | 92 | (96) | 159 | (853) |
| Net Income (Loss) | $ (3,180) | $ 2,012 | $ 2,403 | $ 1,652 | $ 2,301 |
| Preferred Stock Dividend | — | 243 | 458 | 426 | 386 |
| Net Income (Loss) Applicable to Common Stockholders | $ (3,180) | $ 1,769 | $ 1,945 | $ 1,226 | $ 1,915 |
| Net Income (Loss) Per Share: | | | | | |
| Basic | $ (0.39) | $ .22 | $ .24 | $ 0.15 | $ 0.24 |
| Diluted | $ (0.39) | $ .21 | $ .23 | $ 0.15 | $ 0.23 |
| Weighted Average Shares: | | | | | |
| Basic | 8,216 | 8,169 | 8,047 | 7,970 | 7,947 |
| Diluted | 8,216 | 8,574 | 8,498 | 8,355 | 8,178 |

| | At March 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Balance Sheet Data** | | | | | |
| Working Capital | $ 15,768 | $ 18,122 | $ 9,237 | $ 6,943 | $ 11,661 |
| Total Assets | 40,357 | 43,021 | 40,948 | 43,115 | 44,814 |
| Long-term Liabilities | 1,160 | 1,136 | 1,179 | 1,258 | 7,442 |
| Shareholders' Equity | 25,426 | 28,252 | 28,854 | 28,668 | 26,725 |

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (in thousands)*

**Overview**

Franklin Electronic Publishers, Incorporated ("Franklin," "we", "us", or "our" or the "Company") designs, develops, publishes and distributes electronic information on handheld devices, memory media cards, and via internet downloads. We also design, develop, and license to third parties, linguistic technology, such as spelling error detection software in thirty-six languages, for use in application software, electronic products and on the internet.

For the year ended March 31, 2007 Franklin had a pretax loss of $3,112 compared with pretax income of $2,104 in the prior year. Gross margin decreased to $23,892 from $30,017 in the prior year due to an overall decrease in revenue of $7,409 which includes a decrease of $3,675 in higher margin licensing agreements in our Proximity Technology division. The lower gross margin was partially offset by a decrease in operating expenses of $1,393, an improvement in interest income (expense), net which swung from net expense of $122 in the prior year to net income of $207 in the current year.

On an overall basis, we do not believe there were any material trends in sales or expenses in fiscal 2007. However, sales of our ROLODEX® Electronics products have declined for the last six years primarily because of the use of other devices, such as cell phones, personal computers and PDA's to perform organizer functions and our US consumer sales declined in both fiscal 2006 and 2007. A significant portion of our Proximity Technology division sales are dependant upon a few contracts with major customers, many of which are not of a recurring nature. In fiscal 2006, total revenue for this division was $4,325 compared with $650 in fiscal 2007.

In fiscal 2004, we began to distribute handheld reference products in the United States under the Seiko® trademark and in fiscal 2005, we entered into agreements with Seiko Instruments, Inc. ("SII") for SII to distribute Franklin branded reference products in Asia and for us to distribute SII branded reference products in Europe and Australia. The agreements provided for SII to purchase from us reference products for the Japanese market over a five year period commencing in fiscal 2006 with a minimum purchase commitment of $20,000,000 during the period. The agreements also provided for us to continue purchasing Seiko® reference products for distribution in North America for the five years ending March 31, 2009 with a minimum purchase commitment of $14,041,000 during the period.

We have been in settlement discussions with SII to modify or terminate these agreements, which resulted in the signing on June 13, 2007 of a non-binding Memorandum of Understanding under which, subject to concluding a definitive agreement, SII would provide consideration to Franklin in the amount of $3,000,000 as a one-time payment in connection with the elimination of purchase commitments of both parties under the agreements. Any payments received pursuant to the definitive agreement will be reflected in our fiscal 2008 financial statements.

Pretax income for the year ended March 31, 2006 decreased by $203 to $2,104 from $2,307 in the prior year. Gross margin increased to $30,017 from $29,979 in the prior year as an overall decrease in sales, primarily in our US consumer division, was more than offset by higher margin licensing agreements in our Proximity Technology division. Excluding the trademark write-down of $1,531 in the prior year, operating expenses increased by $820 to $28,510. This increase was partly offset by a payment of $525 received from Seiko Instruments, Inc. (SII) related to a distribution agreement with SII entered into in fiscal 2005. Fiscal 2006 also benefited from lower net interest expenses primarily because of lower levels of debt outstanding.

Pretax income for the year ended March 31, 2005 increased to $2,307 from $1,811 in the prior year mainly due to a $449 increase in gross margin resulting from higher sales and a slightly improved gross margin percentage, and a decrease of $171 in interest expense. Operating expenses increased by $1,851 primarily because of a charge of $1,531 for impairment in the carrying value of our license for the ROLODEX® Electronics trademark. The increase in operating expense was substantially offset by a gain realized on the sale of our investment in MobiPocket of $1,781. Net income was $2,403, or $.24 per share, for the year ended March 31, 2005, compared with net income of $1,652, or $.15 per share, in the prior year. Prior year net income included income tax expense of $159 compared with a tax benefit of $96 in the year ended March 31, 2005.

## Results of Operations

The following table summarizes our historical results of operations as a percentage of sales for fiscal years 2007, 2006, and 2005 (in thousands):

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Sales: | | | |
| Domestic | $ 31,749 | $ 40,052 | $ 42,980 |
| International | 20,464 | 19,570 | 19,166 |
| Total Sales | $ 52,213 | $ 59,622 | $ 62,146 |
| As a Percentage of Total Sales | | | |
| Sales: | | | |
| Domestic | 60.8% | 67.2% | 69.2% |
| International | 39.2 | 32.8 | 30.8 |
| Sales | 100.0 | 100.0 | 100.0 |
| Cost of Sales | 54.2 | 49.7 | 51.8 |
| Gross Margin | 45.8 | 50.3 | 48.2 |
| Expenses: | | | |
| Sales and Marketing | 30.4 | 28.8 | 27.0 |
| Research and Development | 8.4 | 7.5 | 6.3 |
| General and Administrative | 13.1 | 11.5 | 11.2 |
| Trademark Impairment | — | — | 2.5 |
| Total operating expenses | 51.9% | 47.8% | 47.0% |
| Operating Income (Loss): | (6.2) | 2.5 | 1.2 |
| Gain on sale of investment in MobiPocket | — | — | 2.8 |
| Interest expense, net | .4 | (0.2) | (0.4) |
| Other, net | (0.2) | 1.2 | .1 |
| Income Before Income Taxes | (6.0) | 3.5 | 3.7 |
| Income Tax (Benefit) Provision | 0.1 | 0.2 | (0.2) |
| Net Income | (6.1%) | 3.4% | 3.9% |
| Preferred stock dividend | — | (0.4) | (0.7) |
| Net income (loss) applicable to common stock | (6.1%) | 3.0% | 3.2% |

***Year Ended March 31, 2007 Compared With Year Ended March 31, 2006***

Sales of $52,213 for the year ended March 31, 2007 decreased by $7,409 from sales of $59,622 in the prior year, which included higher sales in our Proximity Technology division of $3,675 resulting primarily from the delivery in 2005 of technology pursuant to a technology development and licensing agreement and the renewal during the December 2005 quarter of a three year technology licensing agreement. Excluding the decline in Proximity Technology sales, revenue decreased by $3,734 primarily because of a decline in sales of $5,213 in North America due to higher returns on transition products of approximately $700, higher markdown allowances of $700, primarily relating to one non-performing product, a decline of approximately $1,700 to one customer who conducted a product line re-evaluation and did not order for several months and a decline of approximately $900 to one customer who indicated that our proposed promotion did not meet its value requirements in the current year.

Our sales in the UK declined by $265 during the year ended March 31, 2007 primarily because the prior year included the sell-in of several new products. Sales in our Central European and Other International markets increased by $1,091 and $800 respectively compared with the prior year.

Gross margin declined by $6,125 primarily because of lower sales of $7,409 resulting in lower gross margin of $3,730 and a decline in gross margin percentage, from 50% last year to 46% in the current year, resulting in an additional decline of $2,395 in margin dollars. The lower gross margin percentage resulted primarily from increased mark down and promotion allowances granted to certain customers in our North American operations, higher software amortization associated with release of certain new products in the current year and inventory valuation provisions, primarily for one poorly performing product, in the current fiscal year and the inclusion in the prior year of the higher margin technology licensing agreements. Excluding these agreements the prior year gross margin percentage would have been 49%.

Total operating expenses for the year ended March 31, 2007 declined to $27,117 from $28,510 in the prior year. Sales and marketing expenses declined by $1,285 to $15,880 (30% of sales) from $17,165 (29% of sales) primarily due to lower advertising expense of $1,052, lower commissions expense of $88 and reduced consulting fees of $101. Research and development expenses decreased by $96 to $4,401 (8% of sales) from $4,497 (8% of sales) last year. The decrease resulted from reduced personnel costs of $1,037 and lower consulting expense of $558 partially offset by lower capitalization of software development costs of $1,043 (increasing the net expense) in the current year as certain major projects were completed, and higher outside engineering expense of $354.

General and administrative expenses declined by $12 to $6,836 (13% of sales) from $6,848 (11% of sales) last year. The decline resulted from lower personnel costs of $664 (primarily from the reduction of bonus accruals) partly offset by higher consulting expense of $208 and increased net rent expense of $397 as we began to lease our headquarters building in January 2006.

For the year ended March 31, 2007 we had net interest income of $207 compared with net interest expense of $122 in the same period last year. The income resulted from the investment of the proceeds from the sale of our headquarters building in January 2006 and reduced borrowings in the current period.

Other, net was a loss of $94 for the year ended March 31, 2007 compared with a gain of $719 last year. For the year ended March 31, 2007 we recorded a loss on our program of selling euros at current rates for future settlement of $213 compared with a gain of $146 in the same period last year. In addition, the current year includes gains of $195 from the settlement of patent claims while the prior year included a gain of $139 on the sale of land adjacent to our headquarters building and a payment of $525 received from SII related to a distribution agreement with SII entered into in fiscal 2005.

We have operations in a number of foreign countries and record sales and incur expenses in various foreign currencies. As the value of these currencies fluctuate from year to year against the US dollar, our revenues, operating expenses and results of operations are impacted. For the year ended March 31, 2007, approximately 28% of our sales were denominated in currencies other than the US dollar. For the year ended March 31, 2007, our sales and gross margin increased by approximately $698 from the year over year difference in exchange rates for the various currencies (primarily the euro) in which we operate, while our selling, general and administrative expenses were approximately $237 higher due to the fluctuations in exchange rates. The change in exchange rates had no effect on our research and development expense or cost of sales. The net effect of the year over year fluctuations in exchange rates on our results of operations for the year ended March 31, 2007 was a decrease of approximately $461 in our net loss.

We enter into forward foreign exchange contracts to offset the impact of changes in the value of the Euro on our revenue, operating expense and net income and to protect the cash flow from our existing assets valued in foreign currency. Although economic gains or losses on these contracts are generally offset by the gains or losses on underlying transactions, we seek to minimize our foreign currency exposure on a macro basis rather than at the transactional level. We only enter into contracts with major financial institutions that have an "A" (or equivalent) credit rating. All outstanding foreign exchange contracts are marked-to market at the end of each accounting period with unrealized gains and losses included in results of operations.

As of March 31, 2007 the Company had two outstanding foreign exchange contracts in the amounts of 1,500 and 1,000 euros (equivalent to US dollars of $2,004 and $1,336 respectively). The duration of these contracts was six months and three months. An unrealized loss of $154 on the contracts was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

As of March 31, 2006 the Company had one outstanding foreign exchange contract in the amount of 1,500 euros (equivalent to US dollars of $1,818). The duration of this contract was six months. An unrealized loss of $5 on the contract was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

***Year Ended March 31, 2006 Compared With Year Ended March 31, 2005***

Sales of $59,622 for the year ended March 31, 2006 decreased by $2,524 from sales of $62,146 in the prior year. The lower sales resulted primarily from a decline in US consumer division sales where revenue decreased by $6,904 for the year ended March 31, 2006. Within the US consumer division sales of reference, ROLODEX * Electronics and Seiko products declined by $4,510, $504 and $1,501, respectively. The prior year also included closeout sales of eBookMan product of $463. Sales in our European markets decreased by $946 due mainly to inclusion in the prior year of the sale of substantially all of our existing inventory to our new distributor in the UK. These declines were partly offset by improved sales in our Proximity Technology division where revenue increased by $3,725 over the same period in the prior year, primarily resulting from the delivery during the June 2005 quarter of technology pursuant to a technology development and licensing agreement and the renewal during the December 2005 quarter of a three year technology licensing agreement. Revenue from these agreements is included in our reference product line. Sales in Other International Markets increased by $381 while sales in our Education, Direct Marketing and OEM divisions increased by $308, $340 and $868, respectively.

The gross margin percentage increased to 50% of sales in the year ended March 31, 2006 from 48% in the prior year, while gross margin dollars increased by $38. Of the change in the gross margin dollar amount, $1,256 is attributable to the higher margin percentage which is mostly offset by a reduction of $1,218 due to lower year-over-year sales. The gross margin percentage increase resulted primarily from the higher margins realized on the technology development and licensing agreements recorded in the 2006 fiscal year. Excluding these agreements the 2006 fiscal year gross margin percentage was 49% compared with 48% in the prior year.

Total operating expenses for the year ended March 31, 2006 decreased by $711 to $28,510 from $29,221 in the prior year. The decrease was attributable to a charge in the prior year of $1,531 for impairment in the carrying value of our license for the ROLODEX* Electronics trademark. Excluding this charge, operating expenses increased by $820 as increased sales and marketing and research and development expenses of $349 and $611 respectively more than offset a decrease in general and administrative expenses of $140.

Sales and marketing expense increased by $349 to $17,165 (29% of sales) from $16,816 (27% of sales) in the prior year. The increase in sales and marketing expense was due primarily to higher professional fees of $95, higher freight expense of $131 and an increase in trade show costs of $126. Research and development expense increased by $611 to $4,497 (8% of sales) from $3,886 (6% of sales) in the prior year due primarily to increased personnel costs of $479, which includes severance expense of $208 due to staff reductions which occurred during the March 2006 quarter. General and administrative expense decreased by $140 to $6,848 (11% of sales) compared with $6,988 (11% of sales) in the prior year as increased professional fees of $123 were offset by reduced bank fees of $100, lower depreciation expense of $89 and lower real estate taxes of $67.

Interest expense, net declined to $122 in the year ended March 31, 2006 from $273 in the prior year primarily because of lower levels of debt outstanding.

Other, net was a gain of $719 for the year ended March 31, 2006 compared with a gain of $41 in the prior year. The change is due primarily to a gain of $139 on the sale of three lots of land adjacent to our headquarters building and a payment of $525 received from SII related to a distribution agreement with SII entered into in the prior year.

We have operations in a number of foreign countries and record sales and incur expenses in various foreign currencies. As the value of these currencies fluctuate from year to year against the US dollar, our revenues, operating expenses and results of operations are impacted. For the year ended March 31, 2006, approximately 24% of our sales were denominated in currencies other than the US dollar. For the year ended March 31, 2006, our sales and gross margin decreased by approximately $334 from the year over year change in exchange rates for the various currencies (primarily the euro) in which we operate, while our selling, general and administrative expenses were approximately $143 lower due to the fluctuations in exchange rates. The change in exchange rates had no effect on our research and development expense or cost of sales. The net effect of the year over year fluctuations in exchange rates on our results of operations for the year ended March 31, 2006 was a decrease of approximately $191 in net income.

We enter into forward foreign exchange contracts to offset the impact of changes in the value of the Euro on our revenue, operating expense and net income and to protect the cash flow from our existing assets valued in foreign currency. Although economic gains or losses on these contracts are generally offset by the gains or losses on underlying transactions, we seek to minimize our foreign currency exposure on a macro basis rather than at the transactional level. We only enter into contracts with major financial institutions that have an "A" (or equivalent) credit rating. All outstanding foreign exchange contracts are marked-to market at the end of each accounting period with unrealized gains and losses included in results of operations.

As of March 31, 2006 the Company had one outstanding foreign exchange contract in the amount of 1,500 euros (equivalent to US dollars of $1,818). The duration of this contract was six months. An unrealized loss of $5 on the contract was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

As of March 31, 2005 the Company had one outstanding foreign exchange contract in the amount of 1,500 euros (equivalent to US dollars of $1,944). The duration of this contract was six months. An unrealized loss of $100 on the contract was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

Under a series of agreements with Seiko Instruments, Inc. (SII) and Seiko UK Ltd. ("Seiko UK"), we appointed Seiko UK as our distributor in the United Kingdom for a period of five years commencing on October 1, 2004. We closed our office in the UK in March 2005 and incurred approximately $950 of close-down costs, approximately half of which is severance. As part of these agreements, Seiko Instruments, Inc. made a non-recurring payment to us of $700, which amount has been offset against the closedown costs in our consolidated statement of operations.

### Inflation and Currency Transactions

Inflation had no significant effect on our operations for the three years ended March 31, 2007. However, competitive pressures and market conditions in the future may limit our ability to increase prices to compensate for general inflation or increases in prices charged by suppliers.

Our operating results may be affected by fluctuations in currency exchange rates. During the years ended March 31, 2005, 2006 and 2007, we entered into several foreign exchange forward contracts with financial institutions to limit our exposure to currency fluctuation loss on sales made by our European subsidiaries.

### Seasonality

The Christmas selling season (October, November and December) and the "back to school" season (August to mid-September) are the strongest selling periods at retail for our products.

The following table sets forth unaudited net sales for each of our last twelve fiscal quarters:

| | Quarter Ended June 30 | Quarter Ended September 30 | Quarter Ended December 31 | Quarter Ended March 31 |
|---|---|---|---|---|
| | | (in thousands) | | |
| Fiscal 2007 | $ 11,785 | $ 12,276 | $ 17,179 | $ 10,973 |
| Fiscal 2006 | $ 17,652 | $ 13,898 | $ 17,894 | $ 10,178 |
| Fiscal 2005 | $ 15,990 | $ 16,246 | $ 19,174 | $ 10,736 |

### Future Income Tax Benefits

We have income tax benefits of $17,948 which can be utilized against future earnings and have provided an income tax valuation allowance of $12,248 against these tax assets. The remaining $5,700 balance is based upon our estimate of taxes that would be due and offset against our net operating loss carried forward, based upon our estimate of future earnings.

### Changes in Financial Condition

Accounts receivable decreased by $101 to $6,616 on March 31, 2007 from $6,717 on March 31, 2006 primarily because of lower receivables in our Proximity Technology division of $1,047 partly offset by increased receivables in our other divisions as our sales in the quarter ended March 31, 2007 were $795 higher than the same period last year. Inventory increased by $963 to $8,455 on March 31, 2007 from $7,492 on March 31, 2006 primarily as a result of the addition to inventory of several new models which will begin shipping in the first quarter of fiscal 2008. We had no outstanding borrowings under our credit facility at the end of each of our last two fiscal years.

**Capital Expenditures**

As of March 31, 2007 we had no material commitments for capital expenditures.

**Off-Balance Sheet Arrangements**

We have no off-balance sheet arrangements.

**Liquidity and Capital Resources**

We had cash and cash equivalents of $6,314 and short-term investments of $2,088 at March 31, 2007 compared with $3,710 and $6,981, respectively at March 31, 2006.

In January 2006, we entered into a sale and leaseback transaction for our headquarters building. Net cash received of approximately $9,700 was used to eliminate outstanding borrowings and redeem our outstanding Preferred Stock, with the balance invested in short-term investments.

In June and December of 2004 we paid aggregate dividends of $458 on our Preferred Stock. On December 30, 2004 the Company redeemed 1,145 shares of the Preferred Stock at a cost of $1,145. In March 2005, we redeemed an additional 1,000 shares at a total cost of $1,025. As of March 31, 2005, 2,434 shares of Series A Preferred Stock were outstanding. In fiscal 2006 we paid total cash dividends on the Preferred stock of $243 and in January 2006, the Company redeemed all of the remaining preferred stock at a total cost of $2,447.

On December 7, 2004, we entered into a three year Revolving Credit and Security Agreement (the "Credit Agreement") with PNC Bank, National Association ("PNC"). The Credit Agreement replaced a financing arrangement that expired by its terms on December 7, 2004. The Credit Agreement provides for a $20,000 revolving credit facility (the "Loan") for the Company. At our option, Loans under the Credit Agreement will be either Domestic Rate Loans based on PNC's Base Rate with the interest rate varying from the PNC Base Rate minus 50 basis points to the PNC Base Rate plus 50 basis points or LIBOR Rate Loans with the interest rate varying from LIBOR plus 100 basis points to LIBOR plus 225 basis points, both rates depending upon the ratio of our Funded Debt to EBITDA and the composition of collateral provided. Loans under the Credit Agreement are secured by substantially all of the assets of the Company. The Credit Agreement contains certain financial covenants and restrictions on indebtedness, business combinations and other related items. As of March 31, 2006 we were in compliance with all covenants and there were no amounts outstanding under the Credit Agreement.

We rely primarily on our operating cash flow to support our operations. Over the last three years we generated cash flow from operations of $10,463. This operating cash flow is supplemented by our Credit Agreement to meet seasonal financing needs. We believe our cash flow from operations, available borrowing under our Credit Agreement and existing cash and short-term investment balances will be adequate to satisfy our cash needs for the next twelve months. The amount of credit available under the facility at any time is based upon a formula applied to our accounts receivable and inventory. As of March 31, 2007, we had credit available of $8,027. Our credit availability and borrowings under the facility fluctuate during the year because of the seasonal nature of our business. During the year ended March 31, 2007, maximum availability and borrowings under our Credit Agreement approximated $12,740 and $3,350, respectively. We do not have any significant capital leases and anticipate that depreciation and amortization for fiscal 2008 will exceed planned capital expenditures.

***Critical Accounting Policies and Estimates***

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see summary of significant accounting policies more fully described in Note 2 of notes to consolidated financial statements), the following policies involve a higher degree of judgment and/or complexity:

Asset Impairment—In assessing the recoverability of our fixed assets, goodwill and other non-current assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors.

During the year ended March 31, 2002, we recorded a charge for impairment in the value of our license for the ROLODEX® Electronics trademark of $11,147. In the year ended March 31, 2005, we recorded an additional charge of $1,531 related to the value of this asset. As of March 31, 2007 the asset is recorded at its estimated fair value.

Inventory Valuation—We review the net realizable value and forecast demand for our products on a quarterly basis to ensure that inventory is stated at the lower of cost or net realizable value and that obsolete inventory is written off. Factors that could impact forecast demand and selling prices for our products include the timing and success of new product launches, competitor actions, supplier prices and general economic conditions. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and reported operating results.

Allowance for Bad Debts and Returns—We provide an allowance for bad debts and product returns on a monthly basis based upon historical sales, credit and return experience. The adequacy of these allowances is determined by regularly reviewing accounts receivable and returns and applying historical experience to the current balance with consideration given to the current condition of the economy, assessment of the financial position of our customers as well as past payment history and overall trends in past due accounts and returns. Historically, our allowances have been sufficient for any customer write-offs or returns. Although we cannot guarantee future results, management believes its policies and procedures relating to customer exposure are adequate.

Multiple Element Arrangements—We occasionally enter into multiple element arrangements, primarily involving the licensing of our software technology which generally include technology licensing fees and annual support fees. We begin recognizing the related revenue when technology is delivered and accepted by the customer with the total amount being spread evenly over the term of the support agreement. As of March 31, 2007 the unrecognized portion of revenue related to these agreements was $534 and is included in the Deferred Revenue caption on our consolidated balance sheets.

### *Contractual Obligations*

The table below lists our contractual obligations as of March 31, 2007.

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 – 3 years | 3 – 5 years | More than 5 years |
| Short-term debt obligations | $ — | $ — | $ — | $ — | $ — |
| Capital lease obligations | 19 | 10 | 6 | 3 | — |
| Operating lease obligations | 9,947 | 1,094 | 2,353 | 2,167 | 4,333 |
| Purchase obligations(1) | 10,552 | 10,552 | — | — | — |
| Other Long-term(2) | 1,237 | 87 | 166 | 142 | $ 842 |
| **Total** | **$ 21,755** | **$ 11,743** | **$ 2,525** | **$ 2,312** | **$ 5,175** |

(1) The purchase obligations consist primarily of purchase orders for inventory used in our normal course of business. No individual supplier accounted for more than $3,645.

(2) Consists primarily of pension obligations to our former Chief Executive Officer.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

**Interest Rate Risk**

For the year ended March 31, 2007, interest on our Borrowing under our secured Credit Agreement fluctuated primarily with the LIBOR rate. A variation of 1% in the LIBOR rate during the year ended March 31, 2007 would have affected our earnings by approximately $12.

**Foreign Currency Risk**

We are subject to currency exchange rate risk for the assets, liabilities and cash flows of our subsidiaries that operate in foreign countries, primarily in Europe. We maintain a program of selling forward exchange contracts to limit our exposure to fluctuations in the value of foreign currencies. All outstanding foreign exchange contracts are marked-to-market at the end of each accounting period with unrealized gains and losses included in results of operations. Gains or losses on these contracts are offset primarily by the effect of foreign exchange rate changes on the assets, liabilities and underlying transactions.

As of March 31, 2007 we had two outstanding foreign exchange contracts in the amount of 1,500 and 1,000 euros (equivalent to US dollars of $2,004 and $1,336 respectively). The duration of these contracts was six months and three months. An unrealized loss of $154 on the contracts was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet. A 10% appreciation in the value of the Euro from the rate at March 31, 2007 would have increased the unrealized loss on the outstanding contract to $487, while a 10% depreciation in the value of the Euro would have produced an unrealized gain on the contract of $180. Although economic gains or losses on these contracts are generally offset by the gains or losses on underlying transactions, we seek to minimize our foreign currency exposure on a macro basis rather than at the transactional level.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

### FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED AND SUBSIDIARIES

### INDEX TO FINANCIAL STATEMENTS

**Report of Independent Registered Public Accounting Firm**

Shareholders and Directors of
Franklin Electronic Publishers, Incorporated
Burlington, New Jersey 08016

We have audited the accompanying consolidated balance sheets of Franklin Electronic Publishers, Incorporated and subsidiaries as of March 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Electronic Publishers, Incorporated and subsidiaries as of March 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years ended March 31, 2007 in conformity with accounting principles generally accepted in the United States.

*/s/Radin, Glass & Co., LLP*

Certified Public Accountants

New York, New York
June 13, 2007

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**
**AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF OPERATIONS**
**(In thousands, except for per share data)**

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **SALES** | $ 52,213 | $ 59,622 | $ 62,146 |
| **COST OF SALES** | 28,321 | 29,605 | 32,167 |
| **GROSS MARGIN** | 23,892 | 30,017 | 29,979 |
| **EXPENSES:** | | | |
| Sales and marketing | 15,880 | 17,165 | 16,816 |
| Research and development | 4,401 | 4,497 | 3,886 |
| General and administrative | 6,836 | 6,848 | 6,988 |
| Trademark write-down | - | - | 1,531 |
| Total operating expenses | 27,117 | 28,510 | 29,221 |
| **OPERATING INCOME** | (3,225) | 1,507 | 758 |
| Gain on sale of investment in MobiPocket | - | - | 1,781 |
| Interest income (expense), net | 207 | (122) | (273) |
| Other, net (Note 2) | (94) | 719 | 41 |
| **INCOME BEFORE INCOME TAXES** | (3,112) | 2,104 | 2,307 |
| **INCOME TAX (BENEFIT) PROVISION (Note 14)** | 68 | 92 | (96) |
| **NET INCOME** | $ (3,180) | $ 2,012 | $ 2,403 |
| **PREFERRED STOCK DIVIDEND** | - | 243 | 458 |
| **NET INCOME APPLICABLE TO COMMON STOCK** | $ (3,180) | $ 1,769 | $ 1,945 |
| **NET INCOME PER COMMON SHARE:** | | | |
| Basic | $ (0.39) | $ 0.22 | $ 0.24 |
| Diluted | $ (0.39) | $ 0.21 | $ 0.23 |
| **WEIGHTED AVERAGE COMMON SHARES:** | | | |
| Basic | 8,216 | 8,169 | 8,047 |
| Diluted | 8,216 | 8,574 | 8,498 |

See notes to consolidated financial statements.

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**
**AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**(in thousands, except share data)**

| | March 31, | |
|---|---|---|
| | 2007 | 2006 |
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents (Note 3) | $ 6,314 | $ 3,710 |
| Short-term investments (Note 4) | 2,088 | 6,981 |
| Accounts receivable, less allowance for doubtful accounts of $306 and $280 | 6,616 | 6,717 |
| Inventories (Note 5) | 8,455 | 7,492 |
| Prepaids and other assets | 1,531 | 1,637 |
| **TOTAL CURRENT ASSETS** | 25,004 | 26,537 |
| **PROPERTY AND EQUIPMENT (Note 6)** | 1,462 | 1,607 |
| **OTHER ASSETS:** | | |
| Deferred income tax asset (Notes 2 and 14) | 5,700 | 5,700 |
| Trademark and goodwill (Notes 2 and 8) | 2,265 | 2,265 |
| Software development costs | 2,434 | 3,642 |
| Other assets (Notes 2 and 7) | 3,492 | 3,270 |
| **TOTAL OTHER ASSETS** | 13,891 | 14,877 |
| **TOTAL ASSETS** | $ 40,357 | $ 43,021 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued expenses (Note 9) | $ 9,108 | $ 8,338 |
| Current portion of long-term liabilities - Other | 97 | 77 |
| **TOTAL CURRENT LIABILITIES** | 9,205 | 8,415 |
| **OTHER LIABILITIES (Note 10)** | 1,160 | 1,136 |
| **DEFERRED REVENUE (Note 2)** | 534 | 740 |
| **DEFERRED GAIN ON SALE AND LEASEBACK (Note 6)** | 4,032 | 4,478 |
| **SHAREHOLDERS' EQUITY (Note 13):** | | |
| Preferred stock, $2.50 par value, authorized 10,000,000 shares, issued and outstanding -0- and -0- | - | - |
| Common stock, $0.01 par value, authorized 50,000,000 shares, issued and outstanding, 8,217,921 and 8,209,771 shares | 82 | 82 |
| Additional paid in capital | 50,743 | 50,650 |
| Retained earnings (deficit) | (24,619) | (21,439) |
| Foreign currency translation adjustment (Note 2) | (780) | (1,041) |
| **TOTAL SHAREHOLDERS' EQUITY** | 25,426 | 28,252 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 40,357 | $ 43,021 |

See notes to consolidated financial statements.

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**
**AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**(in thousands)**

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| NET INCOME (LOSS) | $ (3,180) | $ 2,012 | $ 2,403 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES | | | |
| Depreciation and amortization | 4,251 | 3,112 | 2,893 |
| Provision for losses on accounts receivable | 121 | 24 | (31) |
| Loss on disposal of property and equipment | (31) | (139) | 16 |
| Equity in earnings of associated companies | - | - | (46) |
| Gain on sale of investment in MobiPocket | - | - | (1,781) |
| Trademark write-down | - | - | 1,531 |
| Stock issued for services | 74 | 48 | - |
| Source (use) of cash from change in operating assets and liabilities: | | | |
| Accounts receivable | 19 | (904) | 1,303 |
| Inventories | (964) | 1,289 | (373) |
| Prepaids and other assets | 127 | 1,112 | (351) |
| Accounts payable and accrued expenses | 1 | (2,071) | (19) |
| Other, net | (11) | 36 | (8) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 407 | 4,519 | 5,537 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchase of property and equipment | (789) | (845) | (981) |
| Proceeds from sale of property and equipment | 49 | 13 | 11 |
| Proceeds from sale of building | - | 9,699 | - |
| Software development costs | (879) | (2,091) | (1,298) |
| Investment in Kreutzfeldt Electronic Publishing | (852) | - | - |
| Sale of investment in MobiPocket | - | - | 2,543 |
| Short-term investments | 4,892 | (6,981) | - |
| Change in other assets | (492) | (649) | (589) |
| NET CASH USED IN INVESTING ACTIVITIES | 1,929 | (854) | (314) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from revolving credit facility | - | - | (2,375) |
| Cash dividends on preferred stock | - | (243) | (458) |
| Proceeds from issuance of common shares | 3 | 181 | 354 |
| Redemption of preferred shares | - | (2,448) | (2,170) |
| Other liabilities | 4 | (41) | (57) |
| NET CASH USED IN FINANCING ACTIVITIES | 7 | (2,551) | (4,706) |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH | 261 | (190) | 52 |
| INCREASE IN CASH AND CASH EQUIVALENTS | 2,604 | 924 | 569 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 3,710 | 2,786 | 2,217 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ 6,314 | $ 3,710 | $ 2,786 |
| **SUPPLEMENTAL DATA:** | | | |
| Cash paid (received) during the year: | | | |
| Income taxes | $ (76) | $ 28 | $ 495 |
| Interest expense | $ 165 | $ 192 | $ 313 |

See notes to consolidated financial statements.

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**
**AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY**
**(In thousands, except for share data)**

| | Common Stock | | Additional | Preferred Stock | | Retained | Accumulated Other Comprehensive | Total Shareholders' |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Paid In Capital | Shares | Amount | Earnings | Income * | Equity |
| **BALANCE - MARCH 31, 2004** | 7,994,232 | $ 80 | $ 50,047 | 4,579 | $ 4,557 | $ (25,114) | $ (902) | $ 28,668 |
| Amortization of deferred compensation expense for shares issued for services | - | - | 6 | | | - | - | 6 |
| Issuance of common shares under employee stock option plan | 130,990 | 1 | 353 | | | - | - | 354 |
| Preferred stock dividend | | | | - | | (458) | | (458) |
| Redepmtion of preferred shares | | | | (2,145) | (2,145) | (25) | | (2,170) |
| Income for the period | - | - | | | | 2,403 | - | 2,403 |
| Foreign currency translation adjustment | - | - | | | | - | 51 | 51 |
| **BALANCE - MARCH 31, 2005** | 8,125,222 | $ 81 | $ 50,406 | 2,434 | $ 2,412 | $ (23,194) | $ (851) | $ 28,854 |
| Amortization of deferred compensation expense for shares issued for services | 9,500 | - | 63 | | | - | - | 63 |
| Issuance of common shares under employee stock option plan | 75,049 | 1 | 181 | | | - | - | 182 |
| Preferred stock dividend | | | | - | | (243) | | (243) |
| Redepmtion of preferred shares | | | | (2,434) | (2,434) | (14) | | (2,448) |
| Write off of preferred stock issuance costs | | | | | 22 | | | 22 |
| Income for the period | - | - | | | | 2,012 | - | 2,012 |
| Foreign currency translation adjustment | - | - | | | | - | (190) | (190) |
| **BALANCE - MARCH 31, 2006** | 8,209,771 | $ 82 | $ 50,650 | - | $ - | $ (21,439) | $ (1,041) | $ 28,252 |
| Amortization of deferred compensation expense for shares issued for services and issuance of options | 5,450 | - | 90 | | | - | - | 90 |
| Issuance of common shares under employee stock option plan | 2,700 | - | 3 | | | - | - | 3 |
| Loss for the period | - | - | | | | (3,180) | - | (3,180) |
| Foreign currency translation adjustment | - | - | | | | - | 261 | 261 |
| **BALANCE - MARCH 31, 2007** | 8,217,921 | $ 82 | $ 50,743 | - | $ - | $ (24,619) | $ (780) | $ 25,426 |

* Comprehensive income, i.e., net income (loss), plus, or less, the change in foreign currency balance sheet translation adjustments, totaled ($2,919), $1,822 and$2,454 for the fiscal years ended March 31, 3007, 2006 and 2005 respectively.

See notes to consolidated financial statements.

## FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(In thousands, except share and per share data)**

### 1. LINE OF BUSINESS

Franklin Electronic Publishers, Incorporated and its wholly-owned subsidiaries (the "Company") design, develop, publish, and distribute electronic information on handheld devices, memory media cards and via internet downloads. Other activities represent less than 10% of sales and identifiable assets.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation:*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of intercompany accounts and transactions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*Inventories:*

Inventories are valued at the lower of cost or realizable value determined by the first-in, first-out method of accounting.

*Property and Equipment:*

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years for furniture, equipment, tooling and computer software purchased.

Leasehold improvements are amortized over the term of the lease or the estimated life of the improvement, whichever is shorter. When assets are sold or retired, their cost and related accumulated depreciation are removed from the appropriate accounts. Any gains or losses on dispositions are recorded in current operations. Maintenance and minor repairs are charged to operations as incurred.

*Trademark and Goodwill:*

The ROLODEX® Electronics trademark is carried at the lower of impaired cost or fair value. Goodwill of purchased businesses is recorded at the lower of cost less amortization through March 31, 2002 or fair value.

*Accounting for Long-Lived Assets:*

The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment at least annually or whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. To the extent carrying values have exceeded fair values, an impairment loss has been recognized in operating results.

In March 2005 the Company recorded a charge of $1,531 to adjust the carrying value of the Company's license agreement for the ROLODEX® Electronics trademark to its estimated fair value. During the years ended March 31, 2007 and March 31, 2006 the Company recorded no impairment in the value of its long-lived assets.

*Other Assets:*

Other assets consist primarily of the Company's enterprise resource planning software and certain employment agreements and data conversion software, the components of which are being amortized over useful lives of 3 to 10 years.

*Freight Billed:*

The Company recognizes amounts billed to customers in sales transactions for shipping and handling as revenue earned for the goods provided and it classifies such billings as sales revenue.

(In thousands, except share and per share data)

*Revenue:*

The Company recognizes revenue when it is realized. Approximately 98% of the Company's revenue arises from the shipment of products. The Company considers revenue realized when the product has been shipped or the services have been provided to the customer, and collectibility is reasonably assured. The Company's sales are made with right of return or exchange for defective products, generally within one year from the original retail purchase. Revenue is reduced for estimated customer returns and other allowances. Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns are specifically investigated and analyzed as part of the accounting process.

The Company accrues for mark down money at the time of sale based on historical experience. The accrual is adjusted quarterly based on actual and anticipated claims.

The Company occasionally enters into multiple element arrangements, primarily involving its software technology which generally include technology licensing fees and annual support fees. The Company begins recognizing the related revenue when technology is delivered and accepted by the customer with the total amount being spread evenly over the term of the support agreement. As of March 31, 2007 the unrecognized portion of revenue related to these agreements was $534 and is included in the Deferred Revenue caption on the consolidated balance sheets.

*Software Development Costs:*

The capitalization of software development costs and the related amortization is in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* Software costs, which are capitalized after technological feasibility is established, totaled $879, $1,922 and $1,298 for the fiscal years ended March 31, 2007, 2006, and 2005, respectively.

Amortization included in the accompanying Consolidated Statement of Operations for fiscal years ended March 31, 2007, 2006, and 2005, was $2,075, S1,150, and $968, respectively.

*Advertising Costs:*

Advertising costs are expensed as incurred except for direct response advertising, the costs of which are deferred and amortized over the period the related sales are recorded.

*Fair Value of Financial Instruments:*

The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

*Foreign Currency Translation:*

For operations outside of the United States that prepare financial statements in currencies other than the US dollar, the Company translates statement of operations amounts at average monthly exchange rates, and translates assets and liabilities at year-end exchange rates. The Company presents translation adjustments as a component of "Foreign currency translation adjustment" within shareholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

The Company enters into forward foreign exchange contracts to protect the cash flow from its existing assets valued in foreign currency. Economic gains or losses on these contracts are generally offset by the gains or losses on underlying transactions. The Company only enters into contracts with major financial institutions that have an "A" (or equivalent) credit rating. All outstanding foreign exchange contracts are marked-to market at the end of each accounting period with unrealized gains and losses included in results of operations.

(In thousands, except share and per share data)

As of March 31, 2007 the Company had two outstanding foreign exchange contracts in the amounts of 1,500 and 1,000 euros (equivalent to US dollars of $2,004 and $1,336 respectively). The duration of these contracts was six months and three months. An unrealized loss of $154 on the contracts was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

As of March 31, 2006 the Company had one outstanding foreign exchange contract in the amount of 1,500 euros (equivalent to US dollars of $1,818). The duration of this contract was six months. An unrealized loss of $5 on the contract was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

As of March 31, 2005 the Company had one outstanding foreign exchange contract in the amount of 1,500 euros (equivalent to US dollars of $1,944). The duration of this contract was six months. An unrealized loss of $100 on the contract was included in results of operations under the Other, net caption with the offsetting balance recorded in the Accounts Payable and Accrued Expenses caption on our balance sheet.

*Income Taxes:*

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect in the years in which the differences are expected to reverse. The Company's $5,700 deferred tax asset is based upon the Company's estimate of taxes that would be due and offset against the Company's net operating loss carry forward, based upon its estimate of future earnings.

*Earnings(Loss) Per Share:*

Net income (loss) per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The net income per common share computation, assuming dilution, gives effect to all potential dilutive common shares during the period. The computation assumes that the outstanding stock options and warrants were exercised and that the proceeds were used to purchase common shares of the Company.

*Stock Based Compensation:*

Effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"), "Share-Based Payment," which establishes accounting for stock-based awards exchanged for employee services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). The Company amortizes stock-based compensation by using the straight-line method. The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R). In accordance with the requirements of the modified prospective transition method, consolidated financial statements for prior year periods have not been restated to reflect the fair value method of expensing share-based compensation.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. The Company's volatility is based upon historical volatility of the Company's stock.

The results of operations for the year ended March 31, 2007 include non-cash compensation expense of approximately $74 for the amortization of stock option expense.

Through March 31, 2006, the Company accounted for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees," under which the Company elected to follow the disclosure only alternative to accounting for its stock based compensation. Accordingly, no compensation expense was recorded on the issuance of employee stock options at fair market value, except for an amount of $43 associated with the accelerated vesting of options in

(In thousands, except share and per share data)

the March 2006 quarter (see Note 13). If the Company had adopted SFAS No. 123(R) for the year ended March 31, 2006, the Company would have recognized an additional expense based on the fair value of stock options granted of $1,497.

*Reclassifications:*

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

*Web Site Development Costs:*

The Company accounts for web site development costs in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-2, *Accounting for Web Site Development Costs.* The Company provides for the capitalization of web site development costs and amortizes the costs over its useful life.

## 3. CASH AND CASH EQUIVALENTS

The Company classifies as cash equivalents highly liquid investments with maturities of less than ninety days.

## 4. SHORT TERM INVESTMENTS

Short term investments consists of shares in a short term bond fund. Shares in the bond fund may be redeemed at any time at the discretion of the Company.

## 5. INVENTORIES

Inventories consist of:

| | March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Finished products | $ 8,348 | $ 7,181 |
| Component parts | 107 | 311 |
| | $ 8,455 | $ 7,492 |

## 6. PROPERTY AND EQUIPMENT

Property and equipment consist of:

| | March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Furniture, equipment and leasehold improvements | 6,416 | 6,056 |
| Tooling | 4,845 | 4,627 |
| Computer software purchased | 1,565 | 1,379 |
| | 12,826 | 12,062 |
| Accumulated depreciation and amortization | 11,364 | 10,455 |
| | $ 1,462 | $ 1,607 |

On January 18, 2006, the Company completed the sale of its headquarters building. The Company entered into an agreement to lease back the building for a term of ten years and three months with an initial annual fixed rent of $737. The Company is responsible for payment of all real estate taxes and utilities, most repairs, and is required to maintain appropriate insurance coverage. It has provided to the Landlord a refundable security deposit of $368. The Company can extend the term of the Lease upon 12 months notice for an additional ten years upon the same terms and conditions, except that the rent shall be 95% of the then Fair Market Value. As of March 31, 2007, a gain of $4,032 on the sale has been deferred and will be

(In thousands, except share and per share data)

recognized over the remaining lease term. The deferred gain is recorded on the consolidated balance sheets under the caption Deferred Gain on Sale and Leaseback.

## 7. OTHER ASSETS

Other assets consist of:

| | March 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| Trademarks and patents | $ | 133 | $ | 147 |
| Enterprise resource planning software (net of amortization of $2,378 and $1,948) | | 1,191 | | 1,621 |
| Advance royalties and licenses | | 454 | | 687 |
| Other intangible assets (net of amortization of $58) | | 720 | | - |
| Deposits and other assets | | 994 | | 815 |
| | $ | 3,492 | $ | 3,270 |

Other intangible assets consist of employment agreements and software know-how acquired with the Company's acquisition of Kreutzfeldt Electronic Publishing which took place in July 2006. These assets are being amortized over five and ten years respectively.

## 8. TRADEMARK AND GOODWILL

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, at the beginning of April 2002 for all goodwill and other intangible assets recognized in the Company's statement of financial position. This SFAS changed the accounting for goodwill from an amortization method to an impairment-only approach, and introduces a new model for determining impairment charges.

Upon initial application of SFAS No. 142, the trademark and goodwill are deemed to have an indefinite useful life because they are expected to generate cash flows indefinitely. Thus, the Company ceased amortizing the trademark and goodwill on April 1, 2002.

In March 2005 the Company recorded an impairment charge of $1,531 to adjust the carrying value of the Company's license agreement for the ROLODEX® Electronics trademark to its estimated fair value. The current fair value of the trademark of $732 was determined by the discounted cash flow method.

## 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

| | March 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| Trade accounts payable | $ | 4,423 | $ | 3,792 |
| Accrued payroll, bonus, benefits and taxes | | 2,301 | | 2,633 |
| Accrued sales allowances | | 730 | | 382 |
| Accrued royalties | | 339 | | 343 |
| Accrued expenses—other | | 1,315 | | 1,188 |
| | $ | 9,108 | $ | 8,338 |

(In thousands, except share and per share data)

## 10. LONG-TERM LIABILITIES

Long-term liabilities consist of:

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Post retirement obligation | $ 1,148 | $ 1,174 |
| Other | 109 | 39 |
| | 1,257 | 1,213 |
| Less current portion | 97 | 77 |
| | $ 1,160 | $ 1,136 |

The aggregate maturities of the long-term liabilities for the five years after March 31, 2007 are as follows:

| Years Ending March 31, | |
|---|---|
| 2008 | 97 |
| 2009 | 104 |
| 2010 | 68 |
| 2011 | 72 |
| 2012 | 73 |

The Company has a Revolving Credit and Security Agreement (the "Credit Agreement") with PNC Bank, National Association ("PNC") which provides for a $20,000 revolving credit facility (the "Loan") for the Company. At the Company's option, Loans under the Credit Agreement will be either Domestic Rate Loans based on PNC's Base Rate with the interest rate varying from the PNC Base Rate minus 50 basis points to the PNC Base Rate plus 50 basis points or LIBOR Rate Loans with the interest rate varying from LIBOR plus 100 basis points to LIBOR plus 225 basis points, both rates depending upon the ratio of the Company's Funded Debt to EBITDA and the composition of collateral provided. Loans under the Credit Agreement are secured by substantially all of the assets of the Company. The Credit Agreement contains certain financial covenants and restrictions on indebtedness, business combinations and other related items. This agreement was amended on March 30, 2007 to modify certain financial covenants. We were in compliance with all covenants of the amended Credit Agreement as of March 31, 2007. As of March 31, 2007 we had no borrowings under the Credit Agreement.

Long-term liabilities consist primarily of a post retirement obligation to a former CEO of the Company. The long-term balance of this obligation was $1,091 and $1,118 as of March 31, 2007 and 2006, respectively.

## 11. ADVERTISING AND MEDIA COSTS

Advertising costs for the years ended March 31, 2007, 2006 and 2005 were $3,683, $4,771, and $4,845, respectively. Deferrals of direct response advertising were not material.

(In thousands, except share and per share data)

## 12. COMMITMENTS

*Lease Commitments:*

Rent expense under all operating leases was $1,061, $606, and $651 for the years ended March 31, 2007, 2006 and 2005, respectively. The future minimum rental payments to be made under non-cancelable operating leases, principally for facilities, as of March 31, 2007 were as follows:

| Years Ending March 31, | |
|---|---|
| 2008 | $ 1,104 |
| 2009 | 1,119 |
| 2010 | 1,240 |
| 2011 | 1,099 |
| 2012 | 1,071 |

*Royalty Agreements:*

The Company acquires the rights to reference works, databases and technology from various publishers and technology companies under renewable contracts of varying terms. Royalties and license fees are based on a per unit charge or as a percentage of revenue from products utilizing such databases or software licenses. The Company does not believe that there are any net prepayments that will not be earned based upon anticipated future sales.

*Litigation:*

The company is subject to litigation from time to time arising in the ordinary course of its business. The Company does not believe that any such litigation is likely, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

*Seiko Annual Minimum Purchase Commitments:*

Franklin has agreed to purchase and accept delivery of a minimum quantity of products from Seiko Instruments Inc. ("SII") for sale in the United States and Germany. The minimum annual purchase commitments for US sales are as follows:

| Distribution Year | |
|---|---|
| Fiscal year ended March 31, 2005 | $ 2,300 |
| Fiscal year ended March 31, 2006 | 2,530 |
| Fiscal year ended March 31, 2007 | 2,783 |
| Fiscal year ended March 31, 2008 | 3,061 |
| Fiscal year ended March 31, 2009 | 3,367 |

Purchases of SII product in the United States were $2,273, $1,075 and $1,775 for the years ended March 31, 2007, 2006 and 2005, respectively. The penalty for the shortfall in purchases in the 2005 fiscal year was waived by SII. A provision of $510 was made to provide for penalties related to the shortfall in purchases for the year ended March 31, 2006. This provision was reversed during fiscal 2007. The minimum annual purchase commitments for German sales commence from the date of first shipment and are as follows:

| | |
|---|---|
| First Year | $ 500 |
| Second Year | 550 |
| Third Year | 605 |
| Fourth Year | 665 |
| Fifth Year | 735 |

(In thousands, except share and per share data)

Purchases of SII products for sale in the German marketplace were $1,173 for the first year which ended in October 2006.

On June 13, 2007, the Company executed a non-binding Memorandum of Understanding (MOU) with SII under which, subject to concluding a definitive agreement, SII would make a one time payment to the Company of $3,000,000 in consideration for the elimination of minimum purchase commitments of both parties in the agreements under which SII distributes the Company's products in Japan and the Company distributes SII's products in the United States and Germany. Any payments received pursuant to the definitive agreement will be reflected in our fiscal 2008 financial statements.

## 13. SHAREHOLDERS' EQUITY

*Restricted Stock Plan and Unearned Portion of Common Stock Issued for Services:*

The Company's 2005 Restricted Stock Plan provides for the grant of shares of common stock for services. The shares are subject to a restriction on transfer, which requires the holder to remain employed by the Company for up to three years in order to receive the shares. As of March 31, 2007, there were 43,150 shares of common stock available for distribution under the 2005 Restricted Stock Plan and 875 shares were available under the previous plan.

*Employee Stock Options:*

At March 31, 2007, the Company had options outstanding under two stock-based employee compensation plans, Franklin's 1988 Stock Option Plan, as amended and Franklin's 1998 Stock Option Plan, as amended. On March 31, 2007, 59,336 shares remained available for grant under the Company's 1998 Stock Option Plan. There were no options available for grant under the 1988 plan.

Under the Company's 2005 Stock Option Plan (the "2005 Plan"), 1,500,000 shares of common stock have been reserved for issuance. The Plan authorizes the Company to grant options to purchase shares of common stock to key employees, consultants and outside directors of the Company.

The 2005 Plan provides for granting of options to purchase shares of common stock at not less than the fair market value on the date of grant. An option may not be granted for a period in excess of ten years from the date of grant. Options are not transferable by the optionee other than upon death. Under the terms of the 2005 Plan, an employee may deliver shares of common stock as payment for options being exercised. The shares are valued at the closing price on the date of exercise. As of March 31, 2007 no options have been granted under the 2005 Plan.

*Accounting for Employee Stock Options:*

Effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"), "Share-Based Payment," which establishes accounting for stock-based awards exchanged for employee services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). The Company amortizes stock-based compensation by using the straight-line method. The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R). In accordance with the requirements of the modified prospective transition method, consolidated financial statements for prior year periods have not been restated to reflect the fair value method of expensing share-based compensation.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. The Company's volatility is based upon historical volatility of the Company's stock. The results of operations for the year ended March 31, 2007 include non-cash compensation expense of approximately $74 for the amortization of stock option expense.

**(In thousands, except share and per share data)**

Through March 31, 2006, the Company accounted for stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees," under which the Company elected to follow the disclosure only alternative to accounting for its stock based compensation. Accordingly, no compensation was recorded on the issuance of employee stock options at fair market value, except for an amount of $43 associated with the accelerated vesting of options in the March 2006 quarter.

The following table illustrates the effect on net income and earnings per share, for the fiscal years ended March 31, 2006 and 2005, if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock Based Compensation*, to stock-based employee compensation:

| | Year ended March 31, 2006 | 2005 |
|---|---|---|
| Reported net income | $ 2,012 | $ 2,403 |
| Deduct: | | |
| Total stock-based employee compensation expense determined under fair value based method. | (1,497) | (923) |
| Expense Recognized Outside plan | — | — |
| Proforma net income | $ 515 | $ 1,480 |
| (a) Earnings (loss) per share: | | |
| Basic-as reported | $ 0.22 | $ 0.24 |
| Basic-pro forma | $ 0.03 | $ 0.13 |
| Diluted—as reported | $ 0.21 | $ 0.23 |
| Diluted—pro forma | $ 0.03 | $ 0.12 |

(a) After preferred stock dividends of $243 and $458 for the years ended March 31, 2006 and 2005, respectively.

On March 17, 2006 the Company's Board of Directors approved the acceleration of the vesting of all of the Company's outstanding unvested employee stock options. Options to purchase approximately 524,000 shares were accelerated. The Board of Directors approved the acceleration of the vesting of the affected stock options in order to reduce the non-cash compensation expense that would have been recorded in future periods, following the effectiveness of FAS 123(R). As a result of this acceleration, the Company recorded an expense in the fourth quarter of fiscal 2006 of approximately $43, which represents the Company's estimate of the intrinsic value of the outstanding options that would have been forfeited had the acceleration not occurred.

(In thousands, except share and per share data)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock options granted during the years ended March 31, 2007, 2006, and 2005, respectively: annual dividends of $0.00 for all years, expected volatility of 42.0%, 52.6%, and 58.8%, risk free interest rate of 4.7%, 4.4%, and 3.5% and expected life of between 5 and 6.25 years for all grants. The number of shares granted, the weighted-average exercise price and weighted average fair value of the stock options granted during the years ended March 31, 2007, 2006, and 2005 were as follows:

| | Number of Shares Granted | Weighted-Average Exercise Price | Weighted-Average Fair Value |
|---|---|---|---|
| Year ended March 31, 2005 | | | |
| Exercise price equals market value | 324,270 | $ 3.93 | $ 2.09 |
| Year ended March 31, 2006 | | | |
| Exercise price equals market value | 355,802 | $ 3.82 | $ 1.93 |
| Year ended March 31, 2007 | | | |
| Exercise price equals market value | 105,995 | $ 2.10 | $ 1.06 |

The following table summarizes the changes in options outstanding and the related price ranges for shares of common stock:

| | Stock Options | |
|---|---|---|
| | Shares | Weighted Average Exercise Price |
| Outstanding at March 31, 2004 | 2,778,636 | 5.27 |
| Granted | 324,270 | 3.93 |
| Exercised | (130,990) | 2.71 |
| Expired or cancelled | (345,673) | 6.64 |
| Outstanding at March 31, 2005 | 2,626,243 | 5.05 |
| Granted | 355,802 | 3.82 |
| Exercised | (75,274) | 2.41 |
| Expired or cancelled | (132,392) | 10.37 |
| Outstanding at March 31, 2006 | 2,774,379 | 4.71 |
| Granted | 105,995 | 2.10 |
| Exercised | (2,700) | 1.20 |
| Expired or cancelled | (226,428) | 7.16 |
| Outstanding at March 31, 2007 | 2,651,246 | 4.40 |

| Outstanding options by plan: | | |
|---|---|---|
| | 1988 Plan | 312,870 |
| | 1998 Plan | 2,188,375 |
| | 2005 Plan | — |
| | Outside of Plan | 50,000 |
| | Options available for grant under the 2005 Plan | 1,500,000 |
| | Options available for grant under the 1998 Plan | 59,336 |
| | No shares were available for grant under the 1988 Plan | |

(In thousands, except share and per share data)

The following table summarizes information about stock options outstanding at March 31, 2007:

| | Options outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $ 1.20 – $ 1.80 | 409,037 | 4.96 | $ 1.42 | 409,037 | $ 1.42 |
| 2.00 – 2.80 | 346,981 | 6.52 | $ 2.54 | 241,237 | $ 2.73 |
| 3.05 – 3.78 | 403,048 | 5.14 | $ 3.52 | 403,048 | $ 3.52 |
| 3.80 – 3.97 | 493,356 | 7.10 | $ 3.82 | 493,356 | $ 3.82 |
| 4.00 – 4.88 | 330,858 | 4.49 | $ 4.21 | 293,358 | $ 4.23 |
| 5.63 – 7.50 | 422,200 | 2.67 | $ 6.71 | 422,200 | $ 6.71 |
| 8.50 – 10.13 | 132,766 | 1.49 | $ 9.19 | 132,766 | $ 9.19 |
| 11.00 – 14.88 | 113,000 | 0.95 | $ 12.91 | 113,000 | $ 12.91 |
| $ 1.20 – $14.88 | 2,651,246 | | | 2,508,002 | |

Options exercisable and the weighted average exercise price at March 31, 2006 and March 31, 2005, were 2,724,379 options and $4.72, and 2,037,125 options and $5.59, respectively.

On December 30, 2004 the Company redeemed 1,145 shares of its outstanding preferred stock at a cost of $1,145. In March 2005, the Company redeemed an additional 1,000 shares at a total cost of $1,025. As of March 31, 2005, 2,434 shares of Series A Preferred Stock were outstanding. In January 2006, the Company redeemed all of the remaining preferred stock at a total cost of $2,447.

## 14. INCOME TAXES

The components of the net deferred income tax asset are the following:

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| US loss carry forward—Franklin | $ 13,325 | $ 11,861 |
| Inventory valuation allowances | 570 | 608 |
| Trademark Impairment charge, net of prior amortization | 1,530 | 1,930 |
| Gain on sale of headquarters building | 1,541 | 2,059 |
| Other items (taxable) deductible in future years—net | 982 | 394 |
| | 17,948 | 16,852 |
| Deferred income tax valuation allowance | 12,248 | 11,152 |
| | $ 5,700 | $ 5,700 |

Deferred income taxes result from temporary differences between income tax and financial reporting computed at the effective income tax rate. A valuation allowance has been provided to reduce the deferred income tax asset to the amount which is expected more likely than not to be realized.

## FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

**(In thousands, except share and per share data)**

The income tax provision consists of the following:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Federal | $ (18) | $ 9 | $ — |
| State | 24 | 53 | 5 |
| Foreign | 62 | 30 | (101) |
| | $ 68 | $ 92 | $ (96) |

The reconciliation of income taxes shown in the financial statements and amounts computed by applying the Federal income tax rate of 35% for the years ended March 31, 2007, 2006 and 2005 is as follows:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Income before income taxes | $ (3,112) | $ 2,104 | $ 2,307 |
| Computed expected tax | (1,089) | 736 | 807 |
| Effect of non-deductible expenses | 20 | 20 | 20 |
| Income tax expense | (18) | 9 | — |
| Foreign tax provision | 62 | 30 | (101) |
| State tax provision | 24 | 53 | 5 |
| Change in valuation allowance | 1,069 | (756) | (827) |
| Provision (benefit) for income taxes | $ 68 | $ 92 | ($96) |

Effective April 1, 1997, the Company filed elections with the Internal Revenue Service to treat most of its foreign subsidiaries as divisions of the parent for U.S. income tax reporting.

The loss carry forward and expiration date are as follows:

| | Amount | Expiration Date |
|---|---|---|
| United States | $ 35,000 | 2019 - 2027 |

(In thousands, except share and per share data)

## 15. OPERATIONS

Information regarding segments is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. Based on the criteria outlined in SFAS No. 131, the Company's operating results are reported by geographical segments. The Company's profit and loss segments are reviewed by the chief operating decision maker of the Company. The assets are reported as one segment, and reported on an aggregate basis. The profit and loss information is provided below:

| Year ended March 31, 2007 | North America | Europe | Other International | Other Domestic | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| Sales | $ 31,698 | $ 13,815 | $ 5,836 | $ 864 | $ — | $ 52,213 |
| Cost of sales | 15,202 | 6,029 | 2,945 | 148 | 3,997 | 28,321 |
| Gross margin | 16,496 | 7,786 | 2,891 | 716 | (3,997) | 23,892 |
| Operating expenses: | | | | | | |
| Sales and marketing | 8,621 | 3,402 | 1,395 | 211 | 2,251 | 15,880 |
| Research and development | — | — | 180 | 296 | 3,925 | 4,401 |
| General and administrative | 711 | 806 | 366 | 86 | 4,867 | 6,836 |
| Total expense | 9,332 | 4,208 | 1,941 | 593 | 11,043 | 27,117 |
| Operating income | $ 7,164 | $ 3,578 | $ 950 | $ 123 | $ (15,040) | $ (3,225) |

| Year ended March 31, 2006 | North America | Europe | Other International | Other Domestic | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| Sales | $ 36,904 | $ 12,989 | $ 5,036 | $ 4,693 | $ — | $ 59,622 |
| Cost of sales | 17,874 | 6,114 | 2,457 | 1,242 | 1,918 | 29,605 |
| Gross margin | 19,030 | 6,875 | 2,579 | 3,451 | (1,918) | 30,017 |
| Operating expenses: | | | | | | |
| Sales and marketing | 10,531 | 3,190 | 1,494 | 65 | 1,885 | 17,165 |
| Research and development | — | — | — | 233 | 4,264 | 4,497 |
| General and administrative | 561 | 676 | 464 | — | 5,147 | 6,848 |
| Total expense | 11,092 | 3,866 | 1,958 | 298 | 11,296 | 28,510 |
| Operating income | $ 7,938 | $ 3,009 | $ 621 | $ 3,153 | $ (13,214) | $ 1,507 |

| Year ended March 31, 2005 | North America | Europe | Other International | Other Domestic | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| Sales | $ 42,911 | $ 13,937 | $ 3,932 | $ 1,366 | $ — | $ 62,146 |
| Cost of sales | 21,416 | 5,378 | 1,830 | 496 | 3,048 | 32,167 |
| Gross margin | 21,512 | 8,559 | 2,105 | 879 | (3,048) | 29,979 |
| Operating expenses: | | | | | | |
| Sales and marketing | 10,011 | 3,340 | 909 | 8 | 2,548 | 16,816 |
| Research and development | — | — | — | 81 | 3,805 | 3,886 |
| General and administrative | 543 | 1,248 | 283 | 8 | 4,906 | 6,988 |
| Trademark write-down | 1,531 | — | — | — | — | 1,531 |
| Total expense | 12,085 | 4,588 | 1,192 | 97 | 11,259 | 29,221 |
| Operating income | $ 9,410 | $ 3,971 | $ 910 | $ 773 | $ (14,307) | $ 758 |

(In thousands, except share and per share data)

For the fiscal years ended March 31, 2007, 2006 and 2005, no customer accounted for more than 10% of the Company's revenues.

For the fiscal year ended March 31, 2007 four suppliers accounted for more than 10% of the Company's purchases of its inventory. The four suppliers individually accounted for 27%, 23%, 14% and 11% of inventory purchases. For the fiscal year ended March 31, 2006 two suppliers accounted for more than 10% of the Company's purchases of its inventory. The two suppliers individually accounted for 31% and 21% of inventory purchases. For the fiscal year ended March 31, 2005 two suppliers accounted for more than 10% of the Company's purchases of its inventory. The two suppliers individually accounted for 21% and 15% of inventory purchases.

MOBIPOCKET

In April 2003, the Company purchased 25% of the outstanding shares of MobiPocket.com S.A. for approximately $525 including expenses. This transaction was accounted for by the purchase method of accounting and the ongoing results were accounted for by the equity method of accounting. In March 2005 the Company sold all of its shares in MobiPocket S.A. for approximately $2,500 in cash. The Company realized a gain of $1,781 on the sale.

KREUTZFELDT ELECTRONIC PUBLISHING GMBH

On July 25, 2006, the Company entered into a Share Sale and Transfer Agreement (the "Share Agreement") and Earn Out Agreement (the "Earn Out Agreement") with Kreutzfeldt Electronic Publishing GmbH, a limited liability company incorporated under the laws of Germany ("Kreutzfeldt"), to purchase 100% of the outstanding shares of Kreutzfeldt for a cash purchase price of €500,000 (approximately $629,000) subject to an additional payment by the Company of up to €1,550,000 (approximately $1,950,000) based upon Kreutzfeldt earnings from April 1, 2007 through March 31, 2017. The additional payments pursuant to the Earn Out Agreement will be 50% in cash and 50% in common stock of the Company, until the proportion of cash to stock as determined by the total consideration paid (including the initial purchase price) consists of 75% cash and 25% common stock. Thereafter, the additional payments will be 75% in cash and 25% in common stock.

JOINT VENTURE AGREEMENT

During the quarter ended September 30, 2006 the Company entered into a joint venture relationship with Keysbond Ltd. of Hong Kong, an electronics development and manufacturing concern, under which Franklin and Keysbond have incorporated and jointly own Embedded Linguistic Solutions (HK) Ltd., a new software development company based in Hong Kong. The Company expects that a portion of its software development work for each of its respective products will be undertaken by the new joint venture company. The agreement obligates Franklin to make certain minimum purchases from Keysbond during the term of the agreement, including minimum purchases of $4,500 during the first year of the agreement, which approximates its current purchasing levels. The first year of the agreement commenced September 2006. Subsequent minimums will be based on 7.5% of Franklin's net sales for the preceding year. For the twelve months ended March 31, 2006 and 2007, Franklin purchased approximately $5,075 and $5,110, respectively, of product from Keysbond. If the minimum purchases are not attained Franklin will pay to Keysbond a penalty of 10% of any shortfall. However, the agreement provides for a cure period in the year succeeding any shortfall if the purchases in the succeeding year exceed that year's guaranty. Franklin has contracted with Keysbond for development and manufacturing services since 2001. The joint venture will be accounted for by Franklin under the equity method of accounting.

## 16. VALUATION AND RESERVE ACCOUNTS

**Franklin Electronic Publishers, Inc.**
**Valuation and Reserve Accounts**
**For the years ended March 31, 2007, 2006 and 2005**
**(in thousands)**

| | Balance at Beginning of Period | Charges to Revenue or Expenses | Deductions | Balance at End of Period |
|---|---|---|---|---|
| **Allowance for Bad Debts:** | | | | |
| Year ended March 31, 2007 | $ 280 | $ 121 | $ 95(1) | $ 306 |
| Year ended March 31, 2006 | $ 456 | $ 20 | $ 196(1) | $ 280 |
| Year ended March 31, 2005 | 802 | (21) | 325(1) | 456 |
| **Allowance for Sales Returns:** | | | | |
| Year ended March 31, 2007 | $ 1,116 | $ 3,199 | $ 3,660(2) | $ 655 |
| Year ended March 31, 2006 | $ 597 | $ 2,937 | $ 2,418(2) | $ 1,116 |
| Year ended March 31, 2005 | 809 | 3,167 | 3,379(2) | 597 |
| **Allowance for Mark Downs:** | | | | |
| Year ended March 31, 2007 | $ 40 | $ 886 | $ 508(3) | $ 418 |
| Year ended March 31, 2006 | $ 53 | $ 198 | $ 211(3) | $ 40 |
| Year ended March 31, 2005 | 126 | (18) | 55(3) | 53 |

Notes:

(1) Write-offs of Accounts Receivable net of recoveries.

(2) Return offset against provision.

(3) Mark Downs offset against provision.

## 17. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 will be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 155 will have a material impact on its financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). SFAS No. 156 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 will be effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No.109,

**(In thousands, except share and per share data)**

"Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for the Company beginning in fiscal year 2007. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair-value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair-value measurements would be separately disclosed by level within the fair-value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans' ("SFAS No. 158"), an amendment of FASB No. 87, 88, 106, and 132 (R)." SFAS No. 158 requires the recognition of the overfunded or underfunded status of defined benefit postretirement plans as assets or liabilities on the balance sheet, with changes to the funded status recognized through comprehensive income in the year in which they occur. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not believe the adoption of SFAS No. 158 will have a material impact on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements In Current year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. This statement is effective for fiscal years beginning after November 15, 2006.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact on its financial statements.

FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(In thousands, except share and per share data)

## 18. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Quarter Ended | | | |
|---|---|---|---|---|
| | June 30 | September 30 | December 31 | March 31 |
| **Fiscal 2007** | | | | |
| Net sales | $ 11,785 | $ 12,276 | $ 17,179 | $ 10,973 |
| Gross margin | 5,322 | 5,536 | 8,111 | 4,923 |
| Net income (loss) | (1,039) | (898) | 393 | (1,636) |
| Net income (loss) per common share: | | | | |
| Basic | (0.13) | (0.11) | .05 | (0.20) |
| Diluted | (0.13) | (0.11) | .05 | (0.20) |
| **Fiscal 2006** | | | | |
| Net sales | $ 17,652 | $ 13,898 | $ 17,894 | $ 10,178 |
| Gross margin | 8,598 | 6,743 | 9,989 | 4,687 |
| Net income (loss) | 898 | 124 | 1,995 | (1,005) |
| Net income (loss) per common share: | | | | |
| Basic | .10 | .02 | .23 | (0.12) |
| Diluted | .09 | .01 | .22 | (0.12) |
| **Fiscal 2005** | | | | |
| Net sales | $ 15,990 | $ 16,246 | $ 19,174 | $ 10,736 |
| Gross margin | 7,927 | 7,783 | 9,367 | 4,902 |
| Net income (loss) | 779 | 945 | 1,409 | (730) |
| Net income (loss) per common share: | | | | |
| Basic | .07 | .12 | .15 | (.09) |
| Diluted | .06 | .11 | .14 | (.09) |

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

NONE

## ITEM 9A. *CONTROLS AND PROCEDURES*

As of March 31, 2007 (the end of the period covered by this report), our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934), management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We believe that our disclosure controls and procedures provide such reasonable assurance.

No change occurred in our internal controls concerning financial reporting during the fourth quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

## ITEM 9B. *OTHER INFORMATION*

On June 29, 2007, the Company issued a press release announcing earnings for its fourth fiscal quarter ended March 31, 2007. The full text of the press release issued by the Company on June 29, 2007 is attached hereto as Exhibit 99.1.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

We have adopted a code of ethics that applies to our chief executive officer and chief financial officer, our principal executive officer and principal financial officer, respectively, and all of our other financial executives. We have also adopted a code of ethics applicable to all employees, officers and directors. We make both our codes of ethics available free of charge through our internet website, www.franklin.com. We will disclose on our web site amendments to or waivers from our code of ethics in accordance with all applicable laws and regulations.

Information called for by Item 10 is set forth under the heading "Election of Directors" in our Proxy Statement for our 2007 annual meeting of stockholders (the "2007 Proxy Statement"), which is incorporated herein by reference.

### ITEM 11. *EXECUTIVE COMPENSATION*

Information called for by Item 11 is set forth under the heading "Executive Compensation" in the 2007 Proxy Statement, which is incorporated herein by reference.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

**Equity Compensation Plan Information**

The following table gives information about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of March 31, 2007, including the Company's 1988 Stock Option Plan, the Company's 1998 Stock Option Plan, as amended and restated, the Company's 2005 Stock Option Plan, the Company's Restricted Stock Plan, as amended and restated, 2005 Restricted Stock Plan and various stock option agreements to which the Company is a party.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,601,246 | $ 4.41 | 1,603,361(2) |
| Equity compensation plans not approved by security holders(1) | 50,000 | $ 4.00 | — |
| Total | 2,651,246 | $ 4.40 | 1,603,361 |

(1) Pursuant to a Stock Option Agreement entered into between the Company and Arnold D. Levitt. In July 1999, in connection with the hiring of Arnold D. Levitt, our Senior Vice President, the Company entered into a Stock Option Agreement pursuant to which the Company granted Mr. Levitt a ten year option to purchase 50,000 shares of Common Stock at an exercise price of $4.00 per share, the fair market value of the Common Stock on the date of grant. Options with respect to one-fourth of the shares became exercisable on each of the first, second, third and fourth anniversaries of the date of grant.

(2) The Company maintains a Restricted Stock Plan, as amended and restated, and a 2005 Restricted Stock Plan, which provide for the grant of shares of Common Stock for services. The shares are subject to a restriction on transfer which requires the holder to remain employed by the Company for up to three years in order to receive the shares. As of March 31, 2007, 44,025 shares of Common Stock were available for future issuance under the Restricted Stock Plans and 1,559,336 were available for issuance under the Company's stock option plans.

Additional information called for by Item 12 is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the 2007 Proxy Statement, which is incorporated herein by reference.

## ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information called for by Item 13 is set forth under the heading "Certain Relationships and Related Transactions" and "Director Independence" in the 2007 Proxy Statement, which is incorporated herein by reference.

## ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information called for by Item 14 is set forth under the heading "Principal Accountant Fees and Services" in the 2007 Proxy Statement, which is incorporated herein by reference.

# PART IV

## ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Financial statements and schedules filed as a part of this report are listed on the "Index to Financial Statements" contained herein. All other schedules are omitted because (i) they are not required under the instructions, (ii) they are inapplicable or (iii) the information is included in the financial statements.

(2) Financial Statement Schedules

| Schedule | Description | Page |
|---|---|---|
| II | Valuation and Reserve Accounts, Three Years ended March 31, 2007 | 42 |

(b) Exhibits

## EXHIBITS

EXHIBITS NO.

| | |
|---|---|
| 3.01 | — Certificate of Incorporation of Franklin (Incorporated by reference to Exhibit 3.01 to Registration Statement on Form S-1, File No. 3-6612 (the "Company's 1986 S-1 Registration Statement")) |
| 3.02 | — Articles of Amendment to the Certificate of Incorporation of Franklin (Incorporated by reference to Exhibit 3.02 to the Company's 1990 report on Form 10-K for the year ended March 31, 1990 (the "Company's 1990 10-K")) |
| 3.03 | — Articles of Amendment to the Certificate of Incorporation of Franklin (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A, as amended, filed on October 31, 2003) |
| 3.04 | — Amended and Restated Statement of Rights and Preferences of Series A 10% Convertible Preferred Stock (Incorporated by reference to the Exhibit to the Company's Report on Form 8-K filed May 23, 2001) |
| 3.05 | — By-laws of Franklin (Incorporated by reference to Exhibit 3.02 to the Company's 1986 S-1 Registration Statement) |
| 3.06 | — Amendment to By-laws of Franklin (Incorporated by reference to Exhibit A to the Company's Proxy Statement relating to the 1987 Annual Meeting of Shareholders) |
| 3.07 | — Amendment to By-laws of Franklin (Incorporated by reference to Exhibit 3.05 to the Company's 1990 Form 10-K) |
| 10.01 | — Standard form of Sales Representative Agreement (Incorporated by reference to Exhibit 10.07 to the Company's 1986 S-1 Registration Statement) |
| 10.02** | — Franklin Restricted Stock Plan, as amended (Incorporated by reference to Exhibit 10.13 to the Company's report on Form 10-K for the year ended March 31, 1987) |
| 10.03** | — Franklin Stock Option Plan as Amended and restated effective as of July 24, 1996 (Incorporated by reference to the Company's Proxy Statement relating to the 1996 Annual Meeting of Shareholders) |
| 10.04** | — Franklin Stock Option Plan as Amended and Restated effective July 20, 2001 (Incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 filed on August 27, 2001) |
| 10.05** | — Stock Option Agreement dated July 28, 1999 between the Company and Arnold D. Levitt (Incorporated by reference to Exhibit 4(e) to the Company's Registration Statement on form S-8 filed on December 14, 1999) |
| 10.06** | — Stock Option Agreement dated April 8, 2002 between the Company and Andrew Horsfall (Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed on June 29, 2005) |
| 10.07** | — Stock Option Agreement dated August 12, 2002 between the Company and Kurt A. Goszyk (Incorporated by reference to Exhibit 10.07 to the Company's Annual Report on Form 10-K filed on June 29, 2004) |

**EXHIBITS NO.**

10.08 —Revolving Credit and Security Agreement by and among the Company, Franklin Electronic Publishers (Europe) LTD., Franklin Electronic Publishers (Deutschland) GMBH and PNC Bank, National Association, dated December 7, 2004. (Incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q filed on February 14, 2005)

10.09** —Bonus Plan (incorporated by reference to the Company's Current Report on Form 8-K filed on May 26, 2005)

10.10 —Framework for Technology Agreement by and between Amazon.com, Inc. and the Company dated March 30, 2005 (Incorporated by reference to the Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on June 29, 2005)

10.11** —Amendment dated January 1, 2005 to Stock Option Agreement dated August 12, 2002 between the Company and Kurt A. Goszyk (Incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on June 29, 2005)

10.12** —2005 Stock Option Plan (Incorporated by reference to the Company's Proxy Statement relating to the 2005 Annual Meeting of Shareholders)

10.13** —2005 Restricted Stock Plan (Incorporated by reference to the Company's Proxy Statement relating to the 2005 Annual Meeting of Shareholders)

10.14 —Agreement of sale, dated as of November 14, 2005 between the Company and Berk-Cohen Associates Investment Co., LLC (Incorporated by reference to the Company's Current Report of Form 8-K filed on January 24, 2006)

10.15 —Lease dated as of January 18, 2006 between Berk and Berk, at Franklin Plaza, a Limited Liability Company and the Company (Incorporated by reference to the Company's Current Report on Form 8-K filed on January 24, 2006)

10.16 —Share Sale and Transfer Agreement among Hans Kreutzfeldt, Nina Kreutzfeldt, Simon Kreutzfeldt and Franklin Electronic Publishers, Incorporated dated as of July 25, 2006. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006)

10.17 —Earn Out Agreement among Hans Kreutzfeldt, Nina Kreutzfeldt, Simon Kreutzfeldt and Franklin Electronic Publishers, Incorporated dated as of July 25, 2006. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006)

10.18** —Amendment of Contract of Employment between Franklin Electronic Publishers (Deutschland) GmbH and Walter Schillings dated June 19, 2006. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006)

10.19** —Management Agreement between Franklin Electronic Publishers, Inc. and Centaurus Limited dated December 13, 2004. (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006)

10.20** —Amendment to Management Agreement between Franklin Electronic Publishers, Inc. and Centaurus Limited dated June 13, 2005. (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006)

10.21** —Amendment to Management Agreement between Franklin Electronic Publishers, Inc. and Centaurus Limited dated December 13, 2005. (Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006)

**EXHIBITS NO.**

| | |
|---|---|
| 10.22 | —Amendment to Loan Documents by and between the Company, Franklin Electronic Publishers (Europe) LTD., Franklin Electronic Publishers (Deutschland) GMBH and PNC Bank, National Association, dated December 22, 2006. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on February 14, 2007) |
| 21+ | —List of Subsidiaries of the Company |
| 23+ | —Consent of Independent Registered Public Accounting Firm |
| 31.1+ | —Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2+ | —Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1++ | —Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2++ | —Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.1++ | —Press Release dated June 29, 2007 |

** Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(c) of this report.

+ Filed herewith

++ Furnished herewith

## SIGNATURES

**PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.**

FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

Dated: June 28, 2007

By: /s/ BARRY J. LIPSKY

**Barry J. Lipsky**
***President and Chief Executive Officer***

**PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.**

| Signature | Title | Date |
|---|---|---|
| /s/ Edward H. Cohen<br>**Edward H. Cohen** | Director | June 28, 2007 |
| /s/ BARRY J. LIPSKY<br>**Barry J. Lipsky** | President, Chief Executive Officer and Director (Principal Executive Officer) | June 28, 2007 |
| /s/ Leonard M. Lodish<br>**Leonard M. Lodish** | Director | June 29, 2007 |
| /s/ JAMES MEISTER<br>**James Meister** | Director | June 28, 2007 |
| /s/ HOWARD L. MORGAN<br>**Howard L. Morgan** | Director | June 28, 2007 |
| /s/ JERRY R. SCHUBEL<br>**Jerry R. Schubel** | Director | June 29, 2007 |
| /s/ James H. Simons<br>**James H. Simons** | Director | June 28, 2007 |
| /s/ WILLIAM H. TURNER<br>**William H. Turner** | Director | June 28, 2007 |
| /s/ ARNOLD D. LEVITT<br>**Arnold D. Levitt** | Senior Vice President, Chief Financial Officer and Treasurer *(Principal Financial and Accounting Officer)* | June 28, 2007 |

## EXHIBITS INDEX

| EXHIBITS NO. | |
|---|---|
| 3.01 | —Certificate of Incorporation of Franklin (Incorporated by reference to Exhibit 3.01 to Registration Statement on Form S-1, File No. 3-6612 (the "Company's 1986 S-1 Registration Statement")) |
| 3.02 | —Articles of Amendment to the Certificate of Incorporation of Franklin (Incorporated by reference to Exhibit 3.02 to the Company's 1990 report on Form 10-K for the year ended March 31, 1990 (the "Company's 1990 10-K")) |
| 3.03 | —Articles of Amendment to the Certificate of Incorporation of Franklin (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A, as amended, filed on October 31, 2003) |
| 3.04 | —Amended and Restated Statement of Rights and Preferences of Series A 10% Convertible Preferred Stock (Incorporated by reference to the Exhibit to the Company's Report on Form 8-K filed May 23, 2001) |
| 3.05 | —By-laws of Franklin (Incorporated by reference to Exhibit 3.02 to the Company's 1986 S-1 Registration Statement) |
| 3.06 | —Amendment to By-laws of Franklin (Incorporated by reference to Exhibit A to the Company's Proxy Statement relating to the 1987 Annual Meeting of Shareholders) |
| 3.07 | —Amendment to By-laws of Franklin (Incorporated by reference to Exhibit 3.05 to the Company's 1990 Form 10-K) |
| 10.01 | —Standard form of Sales Representative Agreement (Incorporated by reference to Exhibit 10.07 to the Company's 1986 S-1 Registration Statement) |
| 10.02** | —Franklin Restricted Stock Plan, as amended (Incorporated by reference to Exhibit 10.13 to the Company's report on Form 10-K for the year ended March 31, 1987) |
| 10.03** | —Franklin Stock Option Plan as Amended and restated effective as of July 24, 1996 (Incorporated by reference to the Company's Proxy Statement relating to the 1996 Annual Meeting of Shareholders) |
| 10.04** | —Franklin Stock Option Plan as Amended and Restated effective July 20, 2001 (Incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 filed on August 27, 2001) |
| 10.05** | —Stock Option Agreement dated July 28, 1999 between the Company and Arnold D. Levitt (Incorporated by reference to Exhibit 4(e) to the Company's Registration Statement on form S-8 filed on December 14, 1999) |
| 10.06** | —Stock Option Agreement dated April 8, 2002 between the Company and Andrew Horsfall (Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed on June 29, 2005) |
| 10.07** | —Stock Option Agreement dated August 12, 2002 between the Company and Kurt A. Goszyk (Incorporated by reference to Exhibit 10.07 to the Company's Annual Report on Form 10-K filed on June 29, 2004) |

EXHIBITS NO.

| | |
|---|---|
| 10.08 | —Revolving Credit and Security Agreement by and among the Company, Franklin Electronic Publishers (Europe) LTD., Franklin Electronic Publishers (Deutschland) GMBH and PNC Bank, National Association, dated December 7, 2004. (Incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q filed on February 14, 2005) |
| 10.09** | —Bonus Plan (incorporated by reference to the Company's Current Report on Form 8-K filed on May 26, 2005) |
| 10.10 | —Framework for Technology Agreement by and between Amazon.com, Inc. and the Company dated March 30, 2005 (Incorporated by reference to the Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on June 29, 2005) |
| 10.11** | —Amendment dated January 1, 2005 to Stock Option Agreement dated August 12, 2002 between the Company and Kurt A. Goszyk (Incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on June 29, 2005) |
| 10.12** | —2005 Stock Option Plan (Incorporated by reference to the Company's Proxy Statement relating to the 2005 Annual Meeting of Shareholders) |
| 10.13** | —2005 Restricted Stock Plan (Incorporated by reference to the Company's Proxy Statement relating to the 2005 Annual Meeting of Shareholders) |
| 10.14 | —Agreement of sale, dated as of November 14, 2005 between the Company and Berk-Cohen Associates Investment Co., LLC (Incorporated by reference to the Company's Current Report of Form 8-K filed on January 24, 2006) |
| 10.15 | —Lease dated as of January 18, 2006 between Berk and Berk, at Franklin Plaza, a Limited Liability Company and the Company (Incorporated by reference to the Company's Current Report on Form 8-K filed on January 24, 2006) |
| 10.16 | —Share Sale and Transfer Agreement among Hans Kreutzfeldt, Nina Kreutzfeldt, Simon Kreutzfeldt and Franklin Electronic Publishers, Incorporated dated as of July 25, 2006. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006) |
| 10.17 | —Earn Out Agreement among Hans Kreutzfeldt, Nina Kreutzfeldt, Simon Kreutzfeldt and Franklin Electronic Publishers, Incorporated dated as of July 25, 2006. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006) |
| 10.18** | —Amendment of Contract of Employment between Franklin Electronic Publishers (Deutschland) GmbH and Walter Schillings dated June 19, 2006. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006) |
| 10.19** | —Management Agreement between Franklin Electronic Publishers, Inc. and Centaurus Limited dated December 13, 2004. (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006) |
| 10.20** | —Amendment to Management Agreement between Franklin Electronic Publishers, Inc. and Centaurus Limited dated June 13, 2005. (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006) |
| 10.21** | —Amendment to Management Agreement between Franklin Electronic Publishers, Inc. and Centaurus Limited dated December 13, 2005. (Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed on August 14, 2006) |

EXHIBITS NO.

| | |
|---|---|
| 10.22 | —Amendment to Loan Documents by and between the Company, Franklin Electronic Publishers (Europe) LTD., Franklin Electronic Publishers (Deutschland) GMBH and PNC Bank, National Association, dated December 22, 2006. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on February 14, 2007) |
| 21+ | —List of Subsidiaries of the Company |
| 23+ | —Consent of Independent Registered Public Accounting Firm |
| 31.1+ | —Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2+ | —Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1++ | —Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2++ | —Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.1++ | —Press Release dated June 29, 2007 |

** Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(c) of this report.

+ Filed herewith

++ Furnished herewith

## SHAREHOLDER INFORMATION

Franklin's common stock is traded on the American Stock Exchange under the symbol "FEP."

Shareholders needing specific information or requiring an action involving shareholder accounts, such as address change, stock transfer, or replacement of lost securities, should write directly to our record keeping and transfer agent at the address listed below.

## STOCK TRANSFER AGENT AND REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, N. J. 07016

## FORM 10-K REPORT

The Company's 2007 Annual Report on Form 10-K, filed with the Securities and Exchange Commission is fully reproduced in this annual report. You may obtain additional copies of this report by writing to the Secretary, Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, N. J. 08016-4907.

Except for the historical information contained herein, the matters discussed throughout this release, including, but not limited to, those that are stated as Franklin's belief or expectation or preceded by the words "should" or "would" are forward looking statements that involve risks to and uncertainties in Franklin's business, including, among other things, the timely availability and acceptance of new electronic books and other electronic products, changes in technology, the successful integration of any acquisitions, the impact of competitive electronic products, the management of inventories dependence on key licenses, titles and products, dependence on third party component suppliers and manufacturers, including those that provide Franklin-specific parts and other risks and uncertainties that may be detailed from time to time in Franklin's reports filed with the Securities and Exchange Commission.

## DIRECTORS

Howard L. Morgan, Chairman

Edward H. Cohen

Barry J. Lipsky

Leonard M. Lodish

James Meister

Jerry R. Schubel

James H. Simons

William H. Turner

## EXECUTIVE OFFICERS

Barry J. Lipsky
President and Chief Executive Officer

Arnold D. Levitt
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

## INDEPENDENT AUDITORS

Radin Glass & Co., LLP
New York, New York

## OUTSIDE GENERAL COUNSEL

Katten Muchin Rosenman LLP
New York, New York

## OPERATING EXECUTIVES

### U.S. OFFICES

Michael A. Crincoli
Vice President, North American Operations

Brian K. Dougherty
Vice President, Worldwide Operations

Kevin Port
Vice President, International Operations

Russell E. Posser
Vice President, Global Product Management

### INTERNATIONAL OFFICES

Matthew T. Baile
Vice President, Product Development

Josephine Cheuk
Director, Franklin Hong Kong

Russell Goldberg
Managing Director, Franklin Australia

Raul Quijas Padilla
General Manager, Franklin Mexico

Walter Schillings
Managing Director, European Operations

Franklin®
Electronic Publishers

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**

---

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**

---

The annual meeting of shareholders of FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED, a Pennsylvania corporation will be held in the 11th Floor Conference Center of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, on Wednesday, August 29, 2007, at 10:00 A.M. (local time), for the following purposes:

(1) To elect eight directors of the Company to serve for a term of one year;

(2) To ratify the appointment of Radin, Glass & Co., LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2008; and

(3) To consider and act upon such other matters as may properly come before the meeting.

Only shareholders of record at the close of business on July 9, 2007 are entitled to vote at the meeting.

**Please fill in, date and sign the enclosed proxy, which is solicited by the Board of Directors of the Company, and mail it promptly in the enclosed postage-paid envelope to make sure that your shares are represented at the meeting. If you attend the meeting in person, you may, if you desire, revoke your proxy and choose to vote in person even if you had previously sent in your proxy card.**

By order of the Board of Directors,

ARNOLD D. LEVITT,
*Secretary*

Burlington, New Jersey
July 27, 2007

## FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

---

## PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

**August 29, 2007**

---

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED to be used at the annual meeting of shareholders of the Company which will be held in the 11th Floor Conference Center of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, on Wednesday, August 29, 2007, at 10:00 A.M. (local time), and at any adjournments thereof. All references in this Proxy Statement to the "Company", "we", "us", and "our" refer to Franklin Electronic Publishers, Incorporated.

Shareholders who execute proxies retain the right to revoke them at any time by notice in writing to the Secretary of the Company, by revocation in person at the meeting or by presenting a later-dated proxy. Unless so revoked, the shares represented by proxies will be voted at the meeting. The shares represented by the proxies solicited by the Board of Directors of the Company will be voted in accordance with the directions given therein, but if no direction is given, such shares will be voted **FOR** the election of the named director nominees and **FOR** the ratification of the appointment of Radin, Glass & Co., LLP. Shareholders vote at the meeting by casting ballots (in person or by proxy) which are tabulated by a person who is appointed by the Board of Directors before the meeting to serve as inspector of election at the meeting and who has executed and verified an oath of office. Abstentions and broker "non-votes" are included in the determination of the number of shares present at the meeting for quorum purposes. The affirmative vote of (i) a plurality of the shares present at the meeting and entitled to vote on the subject matter is required to elect the director nominees to the Board of Directors and (ii) a majority of the shares present at the meeting and entitled to vote on the subject matter is required to ratify the selection of Radin, Glass & Co., LLP as the Company's independent registered public accounting firm and approve any other business which may properly come before the meeting. Abstentions will count as a vote against the proposals, other than the election of directors. Broker "non-votes" are not counted in the tabulations of the votes cast on any of the proposals. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. There are no proposals at this meeting which involve a broker "non-vote."

The principal executive offices of the Company are located at One Franklin Plaza, Burlington, New Jersey 08016-4907. The approximate date on which this Proxy Statement and the enclosed form of proxy were first sent or given to shareholders is on or about July 30, 2007.

## VOTING SECURITIES

There were outstanding on July 9, 2007, 8,220,421 shares of common stock, $.01 par value (Common Stock). Holders of Common Stock of record at the close of business on July 9, 2007 will be entitled to one vote for each share of Common Stock of the Company then held.

## PROPOSAL 1 - ELECTION OF DIRECTORS

Eight directors will be elected at the meeting for a term of one year and until their respective successors shall have been elected and shall qualify. The election of directors requires the affirmative vote of a plurality of the shares of Common Stock present in person or by proxy at the meeting. **Each proxy received will be voted FOR the election of the nominees named below unless otherwise specified in the proxy.** At this time, the Board of Directors of the Company knows of no reason why any nominee might be unable to serve. There are no arrangements or understandings between any director or nominee and any other person pursuant to which such person was selected as a director or nominee.

The Company's Corporate Governance and Nominating Committee has reviewed the qualifications and independence of the nominees for director, and, with each member of the Committee abstaining as to himself, has recommended each of the other nominees for election to the Board of Directors.

| Name of Nominee | Principal Occupation | Age | Year Became a Director |
|---|---|---|---|
| Edward H. Cohen | Counsel, Katten Muchin Rosenman LLP | 68 | 1987 |
| Barry J. Lipsky | President and Chief Executive Officer of the Company | 56 | 1997 |
| Leonard M. Lodish | Professor of Marketing, Wharton School of the University of Pennsylvania | 63 | 1987 |
| James Meister | Retired Executive, formerly President, Chief Executive Officer and Non-Executive Chairman, Kings Super Markets, Inc. | 65 | 1996 |
| Howard L. Morgan | President, Arca Group | 61 | 1981 |
| Jerry R. Schubel | President, Aquarium of the Pacific | 71 | 1991 |
| James H. Simons | Chairman of the Board, Renaissance Technologies Corp. | 69 | 1983 |
| William H. Turner | Dean, College of Business, Stony Brook University | 67 | 1994 |

No family relationship exists between any director and executive officer of the Company.

Mr. Cohen is counsel to the law firm of Katten Muchin Rosenman LLP, with which he has been affiliated since 1963. He is a director of Phillips-Van Heusen Corporation, Gilman & Ciocia, Inc., Levcor International, Inc. and Merrimac Industries, Inc.

Mr. Lipsky joined the Company as Vice President in February 1985. He was elected Executive Vice President of the Company in 1997, Interim President and Chief Operating Officer in April 1999 and President and Chief Executive Officer of the Company in May 1999. Mr. Lipsky has been a Director or Managing Director of the Company's Hong Kong subsidiary since its inception in 1985. Prior to joining the Company and from 1972, Mr. Lipsky was employed by Mura Corporation of Hicksville, New York, a designer and importer of consumer electronic products and custom components.

Dr. Lodish is the Samuel R. Harrell Professor of Marketing at the Wharton School of the University of Pennsylvania and since 2001, he has been the Vice Dean, Wharton West at the Wharton School. He has been a Professor of Marketing since 1976, and was Chairman of the Marketing Department of the Wharton School from 1984 to 1988 and 1992 to 1994. He is a director of J&J Snack Foods, Inc., a producer and marketer of specialty foods.

Mr. Meister retired in August 2004 after serving as the Non-Executive Chairman of Kings Super Markets, Inc., a food retailer owned by Marks & Spencer p.l.c, since October 2003. Prior to July 1998, Mr. Meister had been employed with Kings Super Markets, Inc. for twenty-four years. Mr. Meister was President and Chief Executive Officer of Kings Super Markets, Inc. from 1988 until July 1998.

Dr. Morgan is, and for more than the past five years has been, President of Arca Group, Inc., a consulting and investment management firm, and since January 1999 has been a director of and consultant to Idealab, which creates and operates internet companies. Since 2005, he has been a director of First Round Capital, a venture investment firm. Dr. Morgan was Professor of Decision Sciences at the Wharton School of the University of Pennsylvania from 1972 through 1986. He is a director of Unitronix Corp., a mining technology and exploration company.

Dr. Schubel became President and Chief Executive Officer of the Aquarium of the Pacific in Long Beach, California in June 2002. Prior to that he was President and Chief Executive Officer of the New England Aquarium from 1994 to 2001, and Dean and Director of the Marine Sciences Research Center of the State University of New York at Stony Brook from 1974 to 1994. He is a director of the International Resources Group and Institute for Learning Innovation.

Dr. Simons has been Chairman of the Board and President of Renaissance Technologies Corp. since 1982. He served as Chairman of the Board of the Company from 1997 to 2005. Dr. Simons is a director of the Paul Simons Foundation, The Simons Foundation, and Math for America Foundation.

Mr. Turner has been the Dean of the College of Business of Stony Brook University since January 2004. Mr. Turner was Senior Partner of Summus Ltd., a consulting firm, from October 2002 to December 2003. Mr. Turner retired as Chairman of PNC Bank, New Jersey in September 2002 after joining the bank as President in August, 1997. He served as President and Co-Chief Executive Officer of the Company from October 1, 1996 to August 1997. Prior to joining the Company, he was Vice Chairman of The Chase Manhattan Bank. For more than the prior thirty years, Mr. Turner held a variety of positions at Chemical Banking Corporation prior to its merger with Chase Manhattan Bank. Mr. Turner is a director of Standard Motor Products, Inc., a manufacturer of automotive replacement products, Volt Information Sciences, Inc., a provider of varied equipment and services to the telecommunications and print media industries, New Jersey Resources Corporation, a provider of energy services, and Ameriprise Financial Services.

**Independence of Directors**

As required by the listing standards of the American Stock Exchange (AMEX), a majority of the members of the Company's Board must qualify as "independent," as affirmatively determined by the Company's Board. The Company's Board determines director independence based on an analysis of such listing standards and all relevant securities and other laws and regulations regarding the definition of "independent".

Consistent with these considerations, after review of all relevant transactions and relationships between each director, any of his or her family members, and us, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of the Company's Board is comprised of independent directors. The Company's independent directors pursuant to Section 121(A) of the AMEX listing standards are Drs. Morgan, Lodish, Simons and Schubel and Messrs. Cohen, Meister, and Turner.

**Committees of the Board of Directors**

The Board of Directors of the Company has three standing committees: an Audit Committee, a Stock Option and Compensation Committee and a Corporate Governance and Nominating Committee.

The Audit Committee currently consists of Dr. Morgan and Messrs. Meister and Cohen. Mr. Cohen serves as the chairman of the Audit Committee. All current members of the Audit Committee are independent as defined in Section 121(A) of the AMEX listing standards and Rule 10A-3 of Securities Exchange Act of 1934, as amended (the Exchange Act). The Audit Committee's function is to provide assistance to the Board of Directors in fulfilling the Board's oversight functions relating to the quality and integrity of the Company's financial reports, monitor the Company's financial reporting process and internal control system, and perform such other activities consistent with its charter and the Company's By-laws as the Audit Committee or the Board of Directors deems appropriate. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the outside auditors (including resolution of disagreements between management of the Company and the outside auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Audit Committee must pre-approve all audit and non-audit services to be provided to the Company by its outside auditors. The Audit Committee carries out all functions required to be performed by it by AMEX, the Securities and Exchange Commission (the SEC) and the federal securities laws. The Board of Directors has determined that Dr. Morgan, in addition to being "independent", qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K of the Exchange Act. During the fiscal year ended March 31, 2007, the Audit Committee met or acted by unanimous consent on eight occasions. The Audit

Committee has adopted a written charter, a copy of which is available on the Company's website at www.franklin.com.

Drs. Simons and Morgan and Mr. Meister currently serve on the Compensation Committee. Mr. Meister serves as the chairman of the Compensation Committee. All current members of the Compensation Committee are independent as defined in Section 121(A) of the AMEX listing standards. The Compensation Committee is charged with administering the Company's 1988 Stock Option Plan, 1998 Stock Option Plan, as amended and restated, 2005 Stock Option Plan, a Restricted Stock Plan, as amended and restated, and the 2005 Restricted Stock Plan and setting the compensation levels, including salaries and bonuses, of the Chief Executive Officer and senior executives of the Company. The Compensation Committee met or acted by unanimous consent on five occasions during the fiscal year ended March 31, 2007. The Compensation Committee has adopted a written charter, a copy of which is available on the Company's website at www.franklin.com.

The Corporate Governance and Nominating Committee currently consists of Drs. Morgan, Lodish and Schubel and Messrs. Cohen, Meister, and Turner. Each member of the Corporate Governance and Nominating Committee is independent as defined in Section 121(A) of the AMEX listing standards. Mr. Cohen serves as the chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for (1) identifying and recommending to the Board of Directors individuals qualified to become Board and Committee members; (2) maintaining that a majority of the Board of Directors members are independent and that all the members of the Audit, Compensation and the Corporate Governance and Nominating Committees are independent as required; (3) developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company; and (4) addressing corporate governance issues and recommending proposals and actions for the Board's consideration. The Company has not paid any third party a fee to assist in the process of identifying and evaluating candidates for director. The Company has not received any nominees for director from a stockholder who owns more than 5% of the Company's voting stock. During the fiscal year ended March 31, 2007, the Corporate Governance and Nominating Committee held, met or acted by unanimous consent on one occasion. The Corporate Governance and Nominating Committee has adopted a written charter, a copy of which is available on the Company's website at www.franklin.com.

During the fiscal year ended March 31, 2007, the Board of Directors met or acted by unanimous consent on six occasions. Each director, other than James H. Simons, attended at least 75% of the aggregate number of meetings of the Board of Directors and of any Committees of the Board on which they served.

The Company does not have a policy on attendance by directors at the Company's Annual Meeting. All of the current directors attended the Company's 2006 Annual Meeting held on August 23, 2006.

## Audit Committee Report

The Company's management has the primary responsibility for the financial statements and the reporting process, including the Company's system of internal controls and disclosure controls and procedures. The independent registered public accounting firm audits the Company's financial statements and expresses an opinion on the financial statements based on the audit. The Audit Committee oversees (i) the accounting and financial reporting processes of the Company and (ii) the audits of the financial statements of the Company on behalf of the Board. The Audit Committee operates under a written charter adopted by the Board which is available on the Company's website at www.franklin.com.

The Audit Committee has met and held discussions with management and Radin, Glass & Co., LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's financial statements for the year ended March 31, 2007 were prepared in accordance with generally accepted accounting principles. We discussed the financial statements with both management and the independent registered public accounting firm. We also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board.

The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for the audit. We met with the independent registered public accounting firm, with and without management, to discuss the results of their examination, the evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

We discussed with the independent registered public accounting firm the firm's independence from the Company and management, including the independent registered public accounting firm's written disclosures required by Independent Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*) as adopted by the Public Company Accounting Oversight Board.

Based on the foregoing, we have recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2007, for filing with the Securities and Exchange Commission.

**Audit Committee**

Edward H. Cohen, Chairman
Howard Morgan
James Meister

**Nominations For The Board Of Directors**

The Corporate Governance and Nominating Committee of the Board of Directors considers director candidates based upon a number of qualifications, including their independence, knowledge, judgment, integrity, character, leadership, skills, education, experience, financial literacy, standing in the community and ability to foster a diversity of backgrounds and views and to complement the Board's existing strengths. There are no specific, minimum or absolute criteria for Board membership. The Corporate Governance and Nominating Committee seeks directors who have demonstrated an ethical and successful career. This may include experience as a senior executive of a publicly traded corporation, management consultant, investment banker, partner at a law firm or registered public accounting firm, professor at an accredited law or business school, experience in the management or leadership of a substantial private business enterprise, educational, religious or not-for-profit organization, or such other professional experience as the Corporate Governance and Nominating Committee shall determine shall qualify an individual for Board service. The Corporate Governance and Nominating Committee shall make every effort to ensure that the Board and its committees include at least the required number of independent directors, as that term is defined by applicable standards promulgated by AMEX and/or the SEC. Backgrounds giving rise to actual or perceived conflicts of interest are undesirable. In addition, prior to nominating an existing director for re-election to the Board, the Corporate Governance and Nominating Committee considers and reviews such existing director's Board and Committee attendance and performance, independence, experience, skills and the contributions that the existing director brings to the Board.

The Corporate Governance and Nominating Committee has not in the past relied upon third-party search firms to identify director candidates, but may employ such firms if so desired. The Corporate Governance and Nominating Committee generally relies upon, receives and reviews recommendations from a wide variety of contacts, including current executive officers, directors, community leaders, and shareholders as a source for potential director candidates. The Board retains complete independence in making nominations for election to the Board.

The Corporate Governance and Nominating Committee will consider qualified director candidates recommended by shareholders in compliance with the Company's procedures and subject to applicable inquiries. The Corporate Governance and Nominating Committee's evaluation of candidates recommended by shareholders does not differ materially from its evaluation of candidates recommended from other sources. Any shareholder may recommend nominees for director at least 120 calendar days prior to the date on which the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, by writing to the Secretary, Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, NJ 08016, giving the name, Company stockholdings and contact information of the person making the nomination, the candidate's name, address and other contact information, any direct or indirect holdings of the Company's securities by the nominee, any information required to be disclosed about directors under applicable securities laws and/or stock exchange requirements, information regarding related party transactions with the Company, the nominee and/or the shareholder submitting the nomination, and any actual or potential conflicts of interest, the nominee's biographical data, current public and private company affiliations, employment history and qualifications and status as "independent" under applicable securities laws and/or stock exchange requirements. All of these communications will be reviewed by our Secretary and forwarded to the Chair of the Corporate Governance and Nominating Committee, for further review and consideration in accordance with this policy. Any such shareholder recommendation should be accompanied by a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director.

**Code of Ethics**

The Company has adopted a code of ethics that applies to the Company's chief executive officer and chief financial officer, the Company's principal executive officer and principal financial officer, respectively, and all of the Company's other financial executives. The Company has also adopted a code of ethics applicable to all employees, officers and directors. The Company makes both codes of ethics available free of charge through the Company's website, www.franklin.com. The Company will disclose on its website amendments to or waivers from the codes of ethics in accordance with all applicable laws and regulations.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Based upon a review of the filings furnished to the Company pursuant to Rule 16a-3(e) promulgated under the Exchange Act and on representations from its executive officers, directors and persons who beneficially own more than 10% of the Common Stock, all filing requirements of such persons under Section 16(a) of the Exchange Act were complied with in a timely manner during the fiscal year ended March 31, 2007.

**Shareholder Communications With The Board Of Directors**

Any shareholder or other interested party who desires to communicate with the Company's Chairman of the Board of Directors or any of the other members of the Board of Directors may do so by writing to: Board of Directors, c/o Chief Executive Officer, Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, NJ 08016. Communications may also be addressed to the Chairman of the Board, an individual director, a Board Committee, the non-management directors or the full Board. Communications received by the Chief Executive Officer or Chairman of the Board will then be distributed to the appropriate directors unless they determine that the information submitted constitutes "spam," pornographic material and/or communications offering to buy or sell products or services.

**The Board of Directors unanimously recommends a vote FOR the election of the eight nominees to the Company's Board of Directors. Proxies received in response to this solicitation will be voted FOR the election of the eight nominees to the Company's Board of Directors unless otherwise specified in the proxy.**

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

**The following table sets forth certain information regarding the ownership of Common Stock as of July 9, 2007 by (i) all those known by the Company to be the beneficial owners of more than five percent of the Common Stock, (ii) all directors and nominees for director, (iii) each present executive officer of the Company named in the Summary Compensation Table on page 19 hereof and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares listed as beneficially owned by such shareholder.**

| Name and Address of Beneficial Owner | Title | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| Shining Sea Limited<br>c/o Bermuda Trust Company Ltd. Trustee<br>Compass Point,<br>9 Bermudian Road<br>Hamilton HM11, Bermuda | Beneficial owner of 5% or more of Common Stock | 1,684,638(1) | 20.5% |
| James H. Simons<br>c/o Renaissance Technologies Corp.<br>800 Third Avenue<br>New York, NY 10022 | Director | 537,394(2) | 6.5% |
| Marcy Lewis<br>11111 Biscayne Boulevard<br>North Miami, FL 33181 | Beneficial owner of 5% or more of Common Stock | 669,900(3) | 8.1% |
| Dimensional Fund Advisors<br>1299 Ocean Avenue, 11th Floor<br>Santa Monica, CA 90401 | Beneficial owner of 5% or more of Common Stock | 455,243(4) | 5.5% |
| Barry J. Lipsky(5) | President, Chief Executive Officer and Director | 606,441 | 6.9% |
| Howard L. Morgan (5) | Chairman of the Board of Directors | 167,057(6) | 2.0% |
| Arnold D. Levitt (5) | Senior Vice President, Chief Financial Officer, Secretary and Treasurer | 243,468 | 3.0% |
| Jerry R. Schubel (5) | Director | 125,200 | 1.5% |

| Name and Address of Beneficial Owner | Title | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| William H. Turner (5) | Director | 128,371 | 1.5% |
| Leonard M. Lodish (5) | Director | 119,057 | 1.4% |
| Edward H. Cohen (5) | Director | 115,473 | 1.4% |
| James Meister (5) | Director | 106,432 | 1.3% |
| Michael A. Crincoli (5) | Vice President, North American Operations | 57,952 | * |
| Walter Schillings (5) | Managing Director, European Operations | 50,202 | * |
| Matthew T. Baile (5) | Vice President, Product Development | 12,500 | * |
| All executive officers and directors as a group (12 persons) | | 2,294,547 | 23.1% |

* less than 1%

(1) Held by Shining Sea Limited, a Bermuda company. Over 98% of Shining Sea Limited is owned by certain trusts created under the laws of Bermuda of which James H. Simons and members of his immediate family are beneficiaries. The trustee of such trusts is Bermuda Trust Company Ltd. Less than 2% of the Shining Sea Limited is owned by the Simons Foundation which has no voting rights with respect to such shares.

(2) Includes 16,954 shares held by or for the benefit of members of Dr. Simons' immediate family and 53 shares held by Renaissance Ventures Ltd., of which Dr. Simons is the chairman and sole shareholder. Does not include shares held by the Bermuda Trust Company, Ltd. Dr. Simons disclaims beneficial ownership of the shares held by the Bermuda Trust Company, Ltd.

(3) Information as to shares of Common Stock owned by Marcy Lewis is as set forth in an amendment to Schedule 13G dated January 13, 2005 as filed with the SEC.

(4) Information as to shares of Common Stock owned by Dimensional Fund Advisors is as of December 31, 2006 as set forth in an amendment to Schedule 13G dated February 2, 2007 as filed with the SEC.

(5) The address of the directors and executive officers of the Company is Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016.

(6) Includes 5,250 shares held for the benefit of Dr. Morgan's children.

The shares of Common Stock in the foregoing table have not been pledged or otherwise deposited as collateral, are not the subject matter of any voting trust or other similar agreement or are not the subject of any contract providing for the sale or other disposition of securities.

The foregoing table also includes shares of Common Stock which the following directors have the right to acquire within sixty days upon the exercise of stock options: Dr. Simons, 110,387 shares; Mr. Lipsky, 557,119 shares; Dr. Morgan, 127,807 shares; Mr. Cohen, 110,387 shares; Dr. Schubel, 110,387 shares; Mr. Turner, 105,371 shares; Dr. Lodish, 109,057 shares; and Mr. Meister 100,432 shares. The foregoing table also includes 354,122 shares which all executive officers who are not directors, as a group, have the right to acquire within sixty days upon the exercise of stock options.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The law firm of Katten Muchin Rosenman LLP, of which Mr. Cohen is counsel, was engaged as our outside counsel for the fiscal year ended March 31, 2007 and will continue to be so engaged for the fiscal year ending March 31, 2008. Legal fees for services rendered by Katten Muchin Rosenman LLP to us during the fiscal year ended March 31, 2007, did not exceed 5% of the revenues of such firm for its most recent fiscal year. Mr. Cohen does not share in the fees paid by us to Katten Muchin Rosenman LLP and Mr. Cohen's compensation is not based on such fees.

### Related Party Transaction Procedures

The Board of Directors has assigned responsibility for reviewing related party transactions to our Audit Committee. The Board of Directors and the Audit Committee have adopted a written policy pursuant to which certain transactions between us or our subsidiaries and any of our directors or executive officers must be submitted to the Audit Committee for consideration prior to the consummation of the transaction as required by the rules of the SEC. The Audit Committee reports to the Board of Directors on all related party transactions considered. During the fiscal year ended March 31, 2007, no related party transactions were submitted to the Audit Committee.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

*Overview*

Our Compensation Committee has responsibility for evaluating and approving the compensation plans and policies for our Chief Executive Officer (the CEO) and our other executive officers named in the Summary Compensation Table (the Named Executive Officers). Our compensation policies and plans are designed to attract, retain and motivate highly qualified executives. Our Named Executive Officers are compensated through a combination of base salary, incentive bonus and equity ownership, which enables us to be competitive relative to alternatives potentially available to these individuals and to align each Named Executive Officer's compensation with the long-term interests of our stockholders.

*Objectives of Compensation Program*

The primary focus of our executive compensation program has been, and will continue to be, to improve short term performance, achieve long-term sustainable growth in earnings and align the interests of our executive team with our stockholders. The compensation program was designed to provide the tools necessary to retain executives and, if necessary, hire executives with the skills needed to manage the Company to meet these goals and to retain them over the long-term.

In developing the programs, a key consideration was to have plans that were understandable, focused on stockholder objectives, quantitatively measurable while being competitive with the programs offered by other companies and other large organizations with which we compete for executive talent.

*What Our Compensation Program is Designed to Reward*

Our compensation philosophy is to focus on both annual improvement in earnings and the long-term growth objectives of the business. The plans are designed to reward the Named Executive Officers based upon both annual achievements and long term results reflected in the price of our Common Stock. Our compensation programs include cash compensation, designed to reward current financial performance, balanced with long-term stock based incentives designed to align the interests of our executive team with the interests of our stockholders. Regarding most compensation matters, including compensation for Named Executive Officers, our CEO provides recommendations to the Compensation Committee.

*Role of Executive Officers in Determining Compensation*

While the Compensation Committee is primarily responsible for the overall oversight of our executive compensation, the CEO does provide input and views with respect to compensation for the other Named Executive Officers. Our CEO and other executive officers participate in and will continue to participate in the compensation process providing input such as follows:

- during the annual compensation review process, the CEO generally recommends to the Compensation Committee base salary increases and cash bonuses for the other Named Executive Officers;

- the CEO provided input to the Compensation Committee with respect to equity grants to be made to our other executive officers;

- other executive officers may be asked from time to time by the Compensation Committee to provide data about past practices, awards, costs and participation in various plans, as well as information about our annual and long-term goals, as requested by the Compensation Committee or the CEO; and

- the Compensation Committee seeks the advice of members of management to set the agenda for Compensation Committee meetings.

The Compensation Committee believes that the CEO's input is critical in determining the compensation of other Named Executive Officers because the CEO has day-to-day involvement with these executive officers and is in the best position to assess their performance, abilities, and contribution to our success. Therefore, in fiscal 2008, while the Compensation Committee will be primarily responsible for reviewing and making recommendations and determinations with respect to executive compensation, the CEO will continue to provide his input and recommendations to the Compensation Committee with respect to compensation for the other Named Executive Officers.

*Elements of Our Compensation Plan and How It Relates to Our Objectives*

Currently, our executive compensation program includes a combination of short-term compensation (salary and incentive bonus payment) and long-term compensation (equity incentive plan awards such as stock options) to achieve our goal of improving earnings and achieving long term sustainable growth in revenues and earnings which we believe constitutes alignment with stockholders interests. Base salary and incentive bonus payments are determined and paid annually and are designed to reward current performance. Equity incentive plan awards such as stock options are designed to reward longer term performance and promote retention of executive officers.

**Short-Term Compensation**

***Base Salary.*** The Compensation Committee annually reviews and approves the base salaries of our Named Executive Officers based upon recommendations from our CEO. Increases are not preset and take into account the individual's performance, responsibilities of the position, potential to contribute to the long term objectives of the Company, management skills, competitive data and future potential.

Salary planning includes guidelines set after considering competitive market data and current salary levels, as appropriate. At the end of the year, the CEO evaluates each Named Executive Officer's performance in light of individual objectives. Financial results, as well as non-financial measures such as the magnitude of responsibility of the position, individual experience, and the Compensation Committee's knowledge of compensation practices for comparable positions at other companies are considered. Base salary compensates each Named Executive Officer for the primary responsibilities of his position and is set at levels that we believe enable us to retain and attract talented management.

For fiscal 2008, Mr. Lipsky's and Mr. Levitt's annual base salaries, and Mr. Baile's annual compensation remained unchanged from the annual base salary received for the fiscal year ended March 31, 2007. In fiscal 2008, the base salary increases over fiscal 2007 for the other Named Executive Officers ranged from 1.3% to 4.6%.

Increases in base salaries are generally determined by the performance of the operating division or function for which an executive is responsible. Consideration is given quantitatively to revenue and contribution margin of the division or function compared with budgeted and prior year performance. Consideration is also given to growth in market share, brand development within a particular market, customer relations, accuracy of product forecasts and overall operating efficiencies among other factors.

***Annual Incentive Bonus Payments.*** Annual cash bonuses are an important component of our compensation program for executive officers and are designed to reward current performance. The Company's bonus plans have been used to provide incentives for our executive officers by tying profitability to an annual cash bonus distribution. The Company's bonus plans are intended to focus our executive officers' attention on short-term or annual business results and to award a bonus to certain executives each year based on their contributions to the profits of the Company. Under our Senior Executive Bonus Plan, annual incentive bonus payments are approved by the Compensation Committee and paid in cash within 120 days of each year-end based on performance for the prior fiscal year. For the 2007 fiscal year, Messrs. Lipsky, Levitt and Baile were eligible to participate in our Senior Executive Bonus Plan.

In addition, other Named Executive Officers, primarily those having divisional P&L responsibility are eligible to participate in our Short-Term Incentive Plan. Annual incentive bonus payments are approved by Mr. Lipsky and paid in cash within 120 days of each year-end based on performance measures of the prior fiscal year. For the 2007 fiscal year, of the Named Executive Officers, Messrs. Crincoli and Schillings were eligible to participate in the Short-Term Incentive Plan.

For the 2007 fiscal year, the Company paid an incentive bonus of $34,721 to Mr. Schillings in accordance with the Short-Term Incentive Plan. In determining the bonus amount, Mr. Lipsky considered the net sales and contribution margin of our Continental European operations compared with the performance measures for Continental Europe established in our Short-Term Incentive Plan.

Mr. Lipsky, Mr. Levitt, and Mr. Baile did not receive incentive bonuses for the 2007 fiscal year because of the loss incurred by the Company during the 2007 fiscal year.

Mr. Crincoli did not receive an incentive bonus because our North American operations did not achieve the performance measure established in our Short-Term Incentive Plan.

For the 2008 fiscal year, Messrs. Lipsky, Levitt and Baile are currently eligible to participate in the Senior Executive Bonus Plan. The incentive bonus pool will consist of an amount equal to 20% of the Company's income before taxes between $1.2 million and $2.4 million plus 10% of income before taxes in excess of $2.4 million. The incentive bonus pool shall be distributed as follows: 40% of the pool shall be paid to Mr. Lipsky, President and Chief Executive Officer of the Company with the remaining 60% of the pool being shared by the other senior executive officers in amounts not to exceed 20% of the pool to any one participating senior executive officer as determined by the Compensation Committee upon the recommendation of Mr. Lipsky. No bonus is to be paid unless income before taxes is in excess of $1.2 million.

The recommendation of Mr. Lipsky for the incentive bonuses to Mr. Levitt and Mr. Baile will be based upon the overall financial performance of the Company and the individual's performance in managing the areas for which they are responsible.

The incentive bonuses for Mr. Crincoli and Mr. Schillings will be based upon the sales and contribution margin of North American operations and Continental European operations, respectively, compared with the performance measures established in our Short-Term Incentive Plan.

**Long-Term Compensation**

The long-term incentive compensation utilized by us for our senior management is an equity based compensation plan designed to ensure alignment of senior management's interests with those of our long term stockholders. The stock options have a time-based vesting schedule with a certain percentage of options vesting over a period of time established by the Compensation Committee under our 1998 Stock Option Plan, as amended and restated and 2005 Stock Option Plan, which we refer to as our stock plans. This is a substantial portion of the total compensation package for the Named Executive Officers and is an important retention tool.

***Stock Plans***

Under our stock plans, stock options are granted to executives and key employees of and consultants to the Company. Stock options are designed to focus the executives' attention on long term stock values and to align the interests of executives with those of the stockholders. Stock options are granted at prices equal to the fair market value on the date of grant, are not exercisable until the first anniversary of the date of grant and do not become fully exercisable until the fourth anniversary of the date of grant. The options generally remain exercisable during employment until the tenth anniversary of the date of grant. This approach provides an incentive to executives to increase stockholder value over the long term since the full benefit of the options cannot be realized unless stock price appreciation occurs over a number of years.

In fiscal 2007, no stock option grants were made to our Named Executive Officers. The Compensation Committee, in determining not to award any stock options to Named Executive Officers in fiscal 2007, reviewed and considered the loss incurred by the Company in fiscal 2007. Any grant of stock options in fiscal 2008 will be based upon the operating results of the Company and the performance of each individual executive officer in his area of responsibility.

*FAS 123R valuation of equity awards.*

Effective April 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment" (SFAS 123R) using the modified prospective transition method. Accordingly, we apply the Black-Scholes valuation model in determining the fair value of stock options granted to employees, including the Named Executive Officers, which is then amortized on a straight-line basis to compensation expense over the requisite service period. We elected to adopt the modified prospective transition method as provided by SFAS 123(R). In accordance with the requirements of the modified prospective transition method, consolidated financial statements for prior year periods have not been restated to reflect the fair value method of expensing share-based compensation.

## Other Benefits

*Change of Control and Severance Benefits.* For a discussion of change of control arrangements or severance arrangements and the triggers for payments under such arrangements, please see page 23 of this Proxy Statement under the heading "*Potential Payments Upon Termination or Change of Control*".

## Compensation for the Named Executive Officers

The annual base salaries of Messrs. Lipsky and Levitt and the annual compensation of Mr. Baile for the fiscal year ending March 31, 2008 remained unchanged at $381,300, $254,200 and $216,000, respectively, from amounts received for the fiscal year ended March 31, 2007. In determining not to revise the annual base salaries and annual compensation for these executives for the fiscal year ending March 31, 2008, the Compensation Committee took into account the performance of the Company, as set forth in "Short-Term Compensation" above, in fiscal 2007.

In establishing Mr. Crincoli's annual base salary of $188,500 for the fiscal year ending March 31, 2008, the CEO and Compensation Committee took into account the performance of the Company and of the North American division, as set forth in "Short-Term Compensation" above, in fiscal 2007.

In establishing Mr. Schillings' annual base salary of Euro 153,000 ($204,515, based on the exchange rate at April 1, 2007) for the fiscal year ending March 31, 2008, the CEO and the Compensation Committee took into account the performance of the Company and of the Continental European division, as set forth in "Short-Term Compensation" above, in fiscal 2007.

## Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

**Compensation Committee**

James Meister, Chairman
James Simons
Howard Morgan

## Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the fiscal year ended March 31, 2007 were Howard Morgan, James Meister and James Simons. None of the members of the Compensation Committee were, during such year, an officer of the Company or any of our subsidiaries or had any relationship with us other than serving as a director. In addition, none of our executive officers served as a director or a member of the compensation committee of any other entity one of whose executive officers served as a director or on our Compensation Committee. None of the members of the Compensation Committee has any relationship required to be disclosed under this caption under the rules of the SEC.

## SUMMARY COMPENSATION TABLE

The following table summarizes compensation awarded or paid to, or earned by, each of the named executive officers (Named Executive Officers) for the fiscal year ended March 31, 2007.

| Name and Principal Position | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| Barry Lipsky President and Chief Executive Officer | 381,300 | 0 | 0 | 0 | 21,600(1) | 402,900 |
| Arnold D. Levitt Senior Vice President, Chief Financial Officer and Treasurer | 254,200 | 0 | 0 | 0 | 30,600(2) | 284,800 |
| Matthew Baile(3) Vice President, Product Development | 216,000 | 0 | 0 | 0 | 0 | 216,000 |
| Walter Schillings Managing Director, European Operations | 197,972 | 34,721 | 0 | 0 | 9,745(4) | 242,438 |
| Michael A. Crincoli Vice President, North American Operations | 186,529 | 0 | 0 | 0 | 15,896(5) | 202,425 |

(1) Consists of $15,000 for a car allowance and $6,600 for Company 401(k) contributions.

(2) Consists of $24,000 for an expense allowance and $6,600 for Company 401(k) contributions.

(3) Mr. Baile's compensation is comprised of a salary component (during his work days in the United States) and payment as a consultant to the Company pursuant to a Management Agreement with Centaurus Limited, a Hong Kong company of which Mr. Baile owns substantially all outstanding shares. Please see page 20 of this proxy statement below for a further description of the Management Agreement.

(4) Consists of $6,876 for a car allowance and $2,869 for premiums on Life Insurance.

(5) Consists of $10,000 for a car allowance and $5,896 for Company 401(k) contributions.

**Employment Agreements and Arrangements**

Mr. Schillings is employed as Managing Director, European Operations pursuant to an employment agreement with Franklin Electronic Publishers Deutschland GmbH, our wholly owned subsidiary. Mr. Schillings is required to devote his full working time to the affairs of Franklin Germany. The term of Mr. Schillings employment expires on February 15, 2009. Under his agreement, Mr. Schillings receives an annual base salary (currently set at Euro 153,000 ($204,515, based on the exchange rate at April 1, 2007)), is provided with a car and also receives payments of up to Euro 2,146 ($2,869 based on the exchange rate at April 1, 2007) annually for a premium on life insurance. Mr. Schillings is also entitled to participate in our Short-Term Incentive Plan based upon revenue and margin contribution of the European Operations.

Mr. Crincoli is employed as Vice President, North American Operations pursuant to a letter agreement. Under his agreement, Mr. Crincoli receives an annual base salary (currently set at $188,500) and is eligible for merit increases during our annual review process. Mr. Crincoli is eligible to participate in our Short-Term Incentive Plan based on revenue and margin contribution of the North American Operations. Mr. Crincoli also receives an auto allowance of $10,000 annually and is eligible to participate in our major medical, life insurance, dental, disability and 401(k) plans.

Mr. Matthew Baile, pursuant to the Management Agreement with Centaurus Limited, a Hong Kong company of which Mr. Baile owns substantially all outstanding shares, dated December 13, 2004, as amended, provides services as Vice President, Product Development for the Company. Mr. Baile receives a direct salary during his time in the United States and Centaurus Limited receives a monthly fee at other times for services provided by Mr. Baile. The total of salary and consulting fees equals $216,000 annually. Mr. Baile is eligible to receive a bonus under our Senior Executive Bonus Plan.

No other Named Executive Officer has an employment agreement.

## GRANTS OF PLAN-BASED AWARDS

No grants of plan-based awards were made to the Named Executive Officers during the fiscal year ended March 31, 2007.

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to the value of all equity awards that were outstanding at the fiscal year ended March 31, 2007 for each of the Named Executive Officers.

| | Option Awards | | | | |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| Barry J. Lipsky | 25,000 | - | - | 14.875 | 10/17/07 |
| | 15,000 | - | - | 11.000 | 04/02/08 |
| | 10,000 | - | - | 8.750 | 11/23/08 |
| | 150,000 | - | - | 5.750 | 05/05/09 |
| | 86,000 | - | - | 7.500 | 06/23/10 |
| | 30,000 | - | - | 2.800 | 06/20/11 |
| | 106,119 | - | - | 3.500 | 03/11/12 |
| | 30,000 | - | - | 1.200 | 06/26/12 |
| | 30,000 | - | - | 2.700 | 10/08/03 |
| | 37,500 | - | - | 3.840 | 10/04/14 |
| | 37,500 | - | - | 3.800 | 10/31/15 |
| Arnold D. Levitt | 50,000 | - | - | 4.000 | 07/28/09 |
| | 54,000 | - | - | 7.500 | 06/23/10 |
| | 20,000 | - | - | 2.800 | 06/20/11 |
| | 19,468 | - | - | 3.500 | 03/11/12 |
| | 20,000 | - | - | 1.200 | 06/26/12 |
| | 20,000 | - | - | 2.700 | 10/08/13 |
| | 25,000 | - | - | 3.840 | 10/04/14 |
| | 25,000 | - | - | 3.800 | 10/31/15 |
| Matthew Baile | 12,500 | - | 37.500 | 4.040 | 01/23/16 |
| Walter Shillings | 4,000 | - | - | 8.750 | 11/23/08 |
| | 7,500 | - | - | 4.000 | 07/28/09 |
| | 10,000 | - | - | 4.880 | 10/22/09 |
| | 5,000 | - | - | 7.500 | 06/23/10 |
| | 9,952 | - | - | 3.500 | 03/11/12 |
| | 750 | - | - | 1.200 | 06/26/12 |
| | 3,000 | - | - | 2.700 | 10/08/13 |
| | 5,000 | - | - | 3.840 | 10/04/14 |
| | 5,000 | - | - | 3.800 | 10/31/15 |

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|
| Michael A. Crincoli | 15,000 | - | - | 6.000 | 01/31/10 |
| | 2,000 | - | - | 2.800 | 06/20/11 |
| | 2,952 | - | - | 4.950 | 03/11/12 |
| | 3,000 | - | - | 1.200 | 06/26/12 |
| | 10,000 | - | - | 2.700 | 10/08/13 |
| | 15,000 | - | - | 3.840 | 10/04/14 |
| | 10,000 | - | - | 3.800 | 10/31/05 |

## OPTIONS EXERCISED AND STOCK VESTED

None of the Named Executive Officers exercised any stock options and no stock awards granted to the Named Executive Officers vested during the fiscal year ended March 31, 2007.

## PENSION BENEFITS

Franklin Electronic Publishers Deutschland GmbH, our wholly owned subsidiary, and Walter Schillings are party to a pension arrangement under German law. The pension arrangement is self funded by Mr. Schillings. In light of actuarial assumptions about the adequacy of the amount currently funded under the pension arrangements at age 60, we are reviewing the pension arrangement to determine if we will be required to contribute any amounts under German law.

## NONQUALIFIED DEFERRED COMPENSATION

We do not provide benefits pursuant to a nonqualified deferred compensation plan.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Estimated benefits that would have been payable to Messrs. Lipsky and Levitt, respectively, had their employment been terminated on March 31, 2007 by the Company for any reason including "constructive termination" (other than for "cause" or by death) or following a change of control of the Company are shown below:

| Name | Termination or Change of Control |
|---|---|
| Barry Lipsky | |
| Severance (1) | $953,250 |
| Arnold Levitt | |
| Severance (1) | $222,422 |

(1) Reflects severance of one-and one-half (1 1/2) months salary for each year of employment subject to a 30 month maximum. This amount would be paid as a salary continuation to the individual affected.

Estimated benefits that would have been payable to Mr. Crincoli if his employment had been terminated on March 31, 2007 by the Company without cause are shown below:

| Name | Termination Without Cause |
|---|---|
| Michael Crincoli | |
| Severance (1) | $29,000 |

(1) Reflects severance of the product of the weekly base salary at March 31, 2007 and the number of weeks equal to the number of full years of prior employment, plus one week.

The following table summarizes the estimated benefits that would have been payable to Mr. Schillings if his employment had been terminated on March 31, 2007 (i) by the Company without "important cause" (as defined in Mr. Schilling's employment agreement) and other than due to a change of control of the Company, (ii) by the Company following a change of control of the Company, (iii) by the Company during the last six months of his contract period or (iv) by Mr. Schillings:

| Name | Termination by the Company Without "Important Cause" and Other Than a Change of Control | Termination by the Company Following a Change of Control | Termination by the Company During the Last Six Months of Employment | Termination by Mr. Schillings |
|---|---|---|---|---|
| Walter Schillings | | | | |
| Severance | $ 418,188(1) | $ 409,032(2) | $ 102,258(3) | $ 102,258(4) |

(1) Reflects severance of base salary at March 31, 2007 for the remainder of the term and the bonus amount paid to Mr. Schillings for the fiscal year ended March 31, 2007 based on the exchange rate at March 31, 2007.

(2) Reflects severance of 24 months of Mr. Schillings' base salary at March 31, 2007 based on the exchange rate at March 31, 2007.

(3) Reflects severance of six months of Mr. Schillings base salary at March 31, 2007 based on the exchange rate at March 31, 2007.

(4) Reflects severance of 50% of Mr. Schillings' base salary at March 31, 2007 based on the exchange rate at March 31, 2007.

In addition, for each of the Named Executive Officers listed above, stock options held by such Named Executive Officer vest upon termination by the Company following a change of control. Currently, all stock options held by such Named Executive Officers are vested and therefore, a termination by the Company upon a change of control would not cause the acceleration of vesting of any stock options held by such Named Executive Officers.

**Severance Policy and Change in Control Arrangement**

We have instituted a severance policy for each of our employees in the United States that provides that if such employee is terminated by us without cause (cause shall include failure to report for work), he or she shall receive his or her then base salary and shall continue to be covered under his or her benefit plan for a number of weeks equal to the number of full years of prior employment, plus one week. Of our Named Executive Officers, only Mr. Crincoli is eligible to participate under our severance policy.

For Messrs. Lipksy and Levitt, a separate policy provides for severance of one-and one-half (1 $^{1}/2$) months salary for each year of employment subject to a 30 month maximum and for the acceleration of the vesting of any unvested stock options in certain instances on termination of employment or in connection with certain changes in control of the Company.

Mr. Schillings employment agreement provides that if he is terminated without "important cause" (as defined therein) and other than due to a change of control of the Company, he will receive a payment equal to his then current salary for the remainder of the term and a bonus determined by business performance. If Mr. Schillings is terminated during the last six months of the contract period, he will receive a payment equal to six months salary from the last day that he works. If Mr. Schillings is terminated following a change of control of the Company, he will receive an amount equal to the greater of (i) two years of his then current salary or (ii) the current salary for the completion of term, and a bonus determined by business performance. If Mr. Schillings terminates his employment prior to the completion of the term of this agreement, he will continue his management duties and responsibilities for at least six months following his termination. The employment agreement also provides that Mr. Schillings shall not perform for a period of one year after the termination of the agreement any services for any firm or company carrying on the business in electronic publishing within Germany or other country in the European Community, in which Franklin Germany operates as of the date of termination which is or is likely to be in competition with any business carried on or proposed to be carried on at the date of such determination by Franklin Germany or any other related company. Mr. Schillings cannot carry on business with such competitors on his own or on the behalf of any other person and cannot acquire any shares in such companies that carry on business in competition with Franklin Germany. For such one year period, Mr. Schillings shall be paid 50% of his last monthly paid salary. Mr. Schillings' employment agreement expires on February 14, 2009.

## DIRECTOR COMPENSATION

The following table summarizes the compensation we paid to our directors who are not employees during the fiscal year ended March 31, 2007.

| Name | Fees Earned or Paid in Cash ($) | Option Awards (1) ($) | Total ($) |
|---|---|---|---|
| Edward H. Cohen | 12,500 | 13,428 | 25,928 |
| Leonard M. Lodish | 10,000 | 13,428 | 23,428 |
| James Meister | 15,000 | 13,428 | 28,428 |
| Howard L. Morgan | 15,000 | 13,428 | 28,428 |
| Jerry R. Schubel | 10,000 | 13,428 | 23,428 |
| James H. Simons | 0 | 13,428 | 13,428 |
| William H. Turner | 10,000 | 13,428 | 23,428 |

(1) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123R. Each non employee director in the table above received options to purchase 14,285 shares of Common Stock on January 3, 2007 at an exercise price of $2.10 per share.

The total number of stock options held by our directors is as follows: Mr. Cohen, 110,387 options, Dr. Lodish, 109,057 options, Mr. Meister, 100,432 options, Dr. Morgan, 127,807 options, Dr. Schubel, 110,387 options, Dr. Simons, 110,387 options, Mr. Turner, 105,371 options and Mr. Lipsky, 557,119 options.

**Compensation of Directors**

Each director who is not our employee or an employee of any of our subsidiaries receives, for his services as a director of the Company, a non-discretionary annual grant of options to purchase the number of shares of Common Stock equal to the greater of (x) 3,000 or (y) the number derived by dividing $30,000 by the fair market value of a share of Common Stock on the date of grant. For the fiscal year ended March 31, 2007, in addition to the stock options described above, each non-employee director, other than Dr. Simons, received an annual fee of $10,000 for serving on the Board of Directors. Members of the Audit and Compensation Committees, other than Dr. Simons, received an additional fee of $2,500 for each committee on which they serve.

## PERFORMANCE GRAPH

The following performance graph is a line graph comparing the yearly change in the cumulative total shareholder return on the Common Stock against the cumulative return of the Russell 3000 companies, and a line of business, or peer group, index comprised of the Russell 3000 Publishing companies for the five fiscal years ended March 31, 2007.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Franklin Electronic Publishers, Inc., The Russell 3000 Index
And A Peer Group



$250
$200
$150
$100
$50
$0
3/02
3/03
3/04
3/05
3/06
3/07
Franklin Electronic Publishers, Inc.
Russell 3000
Peer Group


* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

**Value of $100.00 Invested over five years:**

| | |
|---|---|
| Franklin Electronic Publishers, Incorporated | $114.87 |
| Russell 3000 Companies | $141.78 |
| Peer Group | $153.70 |

## PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Radin, Glass & Co., LLP as the Company's independent registered accounting firm to audit and report upon the consolidated financial statements of the Company for the fiscal year ending March 31, 2008. Although shareholder ratification of the Board's action in this respect is not required, the Board considers it desirable for shareholders to pass upon the selection of auditors and, if the shareholders disapprove of the selection, intends to reconsider the selection of auditors for the fiscal year ending March 31, 2008.

It is expected that representatives of Radin, Glass & Co., LLP will be present at the meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from shareholders.

**Principal Accountant Fees And Services**

*Audit Fees.* The aggregate fees billed or to be billed by Radin, Glass & Co., LLP for each of the last two fiscal years for professional services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements were $165,703 for the fiscal year ended March 31, 2007 and $160,901 for the fiscal year ended March 31, 2006.

*Audit-Related Fees.* The aggregate fees billed by Radin, Glass & Co., LLP for each of the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements were $18,953 for the fiscal year ended March 31, 2007 and $18,180 for the fiscal year ended March 31, 2006. The nature of the services performed for these fees was primarily in connection with the audit of the Company's 401(k) plan and audit consulting in connection with Section 404 internal controls matters under the Sarbanes-Oxley Act of 2002.

*Tax Fees.* The aggregate fees billed by Radin, Glass & Co., LLP in each of the last two fiscal years for professional services rendered for tax compliance, tax advice and tax planning were $40,385 for the fiscal year ended March 31, 2007 and $36,666 for the fiscal year ended March 31, 2006. The nature of the services performed for these fees was primarily for preparation of tax returns.

*All Other Fees.* The aggregate fees billed by Radin, Glass & Co., LLP in each of the last two fiscal years for products and services other than those reported in the three prior categories were $17,690 for the fiscal year ended March 31, 2007 and $13,903 for the fiscal year ended March 31, 2006. The nature of the services performed for these fees was primarily in connection with potential acquisitions in 2007 and international issues in 2006.

**Policy on Pre-Approval of Services Provided by Radin, Glass & Co., LLP**

The Audit Committee has established policies and procedures regarding pre-approval of all services provided by the independent registered public accounting firm. The Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. Unless a type of service has received general pre-approval, it requires specific pre-approval by the Audit Committee if it is to be provided by the independent registered public accounting firm. The Audit Committee may delegate, subject to any rules or limitations it may deem appropriate, to one or more designated members of the Audit Committee the authority to grant such pre-approvals; provided, however, that the decisions of any member to whom authority is so delegated to pre-approve an activity shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee has delegated such pre-approval authority to Edward H. Cohen, Chair of the Audit Committee. The Audit Committee pre-approved all audit and permitted non-audit services that were provided on account of the fiscal year ended March 31, 2007.

**The Board of Directors recommends a vote FOR ratification of the appointment of Radin, Glass & Co., LLP as the Company's independent registered public accounting firm. Proxies received in response to this solicitation will be voted FOR the appointment of Radin, Glass & Co., LLP as the Company's independent registered public accounting firm unless otherwise specified in the proxy.**

## MISCELLANEOUS

Any proposal of an eligible shareholder intended to be presented at the next annual meeting of shareholders must be received by the Company for inclusion in its proxy statement and form of proxy relating to that meeting no later than March 31, 2008. The proxy or proxies designated by the Company will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the next annual meeting of shareholders but not submitted for inclusion in the proxy materials for such meeting unless notice of the matter is received by the Company on or prior to June 13, 2008 and certain other conditions of the applicable rules of the SEC are satisfied. Shareholder proposals should be directed to the Secretary of the Company at the address set forth below.

The Company will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. The Company may use the services of Regan & Associates in soliciting proxies and, in such event, the Company expects to pay approximately $5,500, plus out-of-pocket expenses, for such services. Solicitation may be made by mail, telephone, telegraph and personal interview. The Company may reimburse persons holding shares in their names or in the names of nominees for their expense in sending proxies and proxy material to their principals.

**COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2007, TOGETHER WITH FINANCIAL STATEMENTS AND SCHEDULES, AS FILED WITH THE SEC ARE AVAILABLE TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST ADDRESSED TO ARNOLD D. LEVITT, SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY, FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED, ONE FRANKLIN PLAZA, BURLINGTON, NEW JERSEY, 08016.** Copies of the 2007 Annual Report on Form 10-K are being mailed to shareholders simultaneously with this Proxy Statement.

The Board of Directors of the Company does not intend to present, and does not have any reason to believe that others intend to present, any matter of business at the meeting other than those set forth in the accompanying Notice of Annual Meeting of Shareholders. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote any proxies in accordance with their judgment.

**IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING WHITE FORM OF PROXY IN THE ENCLOSED ENVELOPE.**

By order of the Board of Directors,

ARNOLD D. LEVITT
*Secretary*

One Franklin Plaza
Burlington, New Jersey 08016-4907
July 27, 2007

 PLEASE MARK VOTES AS IN THIS EXAMPLE

# REVOCABLE PROXY
## FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

**PROXY FOR ANNUAL MEETING OF SHAREHOLDERS**
**AUGUST 29, 2007**

**This Proxy is Solicited On Behalf of the Board of Directors**

The undersigned hereby appoints BARRY J. LIPSKY and ARNOLD D. LEVITT, or either of them, attorneys and proxies, with power of substitution and revocation, to vote, as designated below, all shares of stock which the undersigned is entitled to vote, with all powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders (including all adjournments thereof) of FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED to be held on Wednesday, August 29, 2007 at 10:00 A.M. (local time) at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022.

**The Board of Directors recommends a vote FOR proposals 1 and 2.**

Please be sure to sign and date this Proxy in the box below.

Date

Shareholder sign above — Co-holder (if any) sign above

| | For | With-hold | For All Except |
|---|---|---|---|
| 1. ELECTION OF DIRECTORS | ☐ | ☐ | ☐ |

**Edward H. Cohen, Barry J. Lipsky, Leonard M. Lodish, James Meister, Howard L. Morgan, Jerry R. Schubel, James H. Simons and William H. Turner.**

**INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.**

| | For | Against | Abstain |
|---|---|---|---|
| 2. RATIFICATION of the appointment of Radin, Glass & Co., LLP, as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2008. | ☐ | ☐ | ☐ |

The proxy is authorized to transact such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is given, this proxy will be voted **FOR** items 1 and 2 and in the discretion of said proxy on any other matter which may come before the meeting or any adjournments thereof.

**NOTE:** When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, custodian, guardian or corporate officer, please give your full title as such. If a corporation, please sign full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

**Detach above card, sign, date and mail in postage paid envelope provided.**

**FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED**

**PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.**

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

______________________________

______________________________

______________________________

END